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REGISTRANT'S NAME Living Cell Technologies Limited

*CURRENT ADDRESS P.O. Box 3014
Auburn VIC 3123
Australia

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THOMSON FINANCIAL

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FISCAL YEAR 6/30/05

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living cell technologies



Living Cell Technologies Ltd

Annual Report 2004/2005

Contents

LCT at a glance

Living Cell Technologies Ltd (ASX:LCT) is building a specialty pharmaceutical company to supply, develop and manufacture cell therapy treatments to restore health in patients suffering from life-threatening diseases. LCT has built an internationally recognised infrastructure and team, with a suite of products ready to enter human clinical trials.

The company is in a significant competitive position. Reliable cell supply, intellectual property rights, regulatory data and expertise offer considerable market advantages for shareholders. The company operates in Australia, New Zealand and the United States.

LCT focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue, without requiring the use of toxic drugs to prevent rejection.

The company's product portfolio focuses on treatments for people with Huntington's disease, insulin-dependent diabetes and haemophilia.

The Team

- LCT Management posesses decades of experience in developing products from research phase through to commercialisation, with established global pharmaceutical and business credentials.

- Product development teams have global expertise and over 243 combined years of experience in virology, neurobiology, molecular diagnostics, quality assurance and regulatory affairs, and IP management.

Core Capabilities

- LCT's competitive advantage includes the company's breadth of knowledge in cell therapy, access to high health status pigs, and expertise in the microencapsulation of cells to GMP manufacturing standards.

- Proven characterisation and manufacturing scale-up capability of LCT's proprietary alginate encapsulation technology (biocapsules).

- LCT's Auckland Island pigs are of the highest health and disease-free status, free from viruses commonly found in pigs from most parts of the world.

- The NZ team has GMP accreditation for preparing islet cells for diabetes treatment.

- LCT enjoys a strong patent position with eight main patent families and broad claim patents granted in major markets.

The Products

- On track to submit US Food and Drug Administration (FDA) Investigational New Drug (IND) applications for phase 1 human clinical studies for two portfolio products.

- Long term safety and survival of transplanted pig cells to humans confirmed - live cells producing insulin found in patient nine years after transplant.

"Biotechnology uses cells to manufacture its products. In cell therapy, the living cells themselves are the product."
Dr. Scott Burger, Industry Consultant, Advanced Cell & Gene Therapy

- Successful use of DiabeCell™ product in pre-clinical primate diabetes trial showing safety and efficacy.

- NeurotrophinCell product results reveal dramatic reduction in size of brain lesion in primate models of Huntington's disease.

- Strong discovery pipeline as well as drug delivery devices applicable across disease types.

Highlights 2004/05

LCT has achieved a number of significant business milestones during the past 12 months.

August 2005

- Closure of a $2.3 million share placement

July 2005

- Successful completion of pre-clinical NeurotrophinCell primate trial
- Secured the support of Hunting Party Securities, a niche investment firm based in New York

June 2005

- Invited to present at American Diabetes Association 65th Scientific Sessions and Bio Relationships

May 2005

- Acquisition terms for the Theracyte drug delivery device and the Pancell Ltd disease free pig production facility and herd approved.

April 2005

- Successful completion of pre-clinical diabetes trial (primate model)
- Nine year survival of transplanted islet cells in diabetic demonstrated (human patient)
- Long term survival of choroid plexus cells in brain revealed (rat model)
- Corporate head office established in Melbourne, Australia

March 2005

- Paris Brooke appointed as General Manager in Australia
- Letter of intent with Theracyte Inc and Baxter Inc to acquire the technology and intellectual property rights of Theracyte Inc

February 2005

- Nick Geddes appointed as Company Secretary

November 2004

- Long term safety of pig cells transplanted to humans supported in a study published in the Journal of Clinical Microbiology

Chairman's Report



Few companies can claim they are a fully integrated company able to compete on the world stage. LCT has built its capabilities, infrastructure and team to be exactly that. From cell supply, production, virology, product development, R&D and manufacturing, LCT is building the capability to offer treatments for life-threatening human diseases, and thus grow a very significant business with very good future returns to our shareholders.

2004/05 has provided a year of strong development for the company, where our two lead products have progressed towards clinical trials.

I'm pleased to advise that strategies announced at the 2004 AGM are being implemented on time and on budget.

The 2004/05 financial year saw many significant achievements for LCT. The most important of these was the completion of the pre-clinical Huntington's disease trial, enabling us to progress our NeurotrophinCell product towards a human clinical trial in 2006. We are also very encouraged by our recent DiabeCell finding of the long-term safety and function of insulin producing cells in a patient nine years after the initial transplant.

The company hopes to announce further positive results for the DiabeCell product as it moves towards completing pre-clinical work.

In September 2004, we announced our intention to make a cashless purchase of the assets of Theracyte's device technology subject to shareholder approval. At a General Meeting in May 2005, the purchase was confirmed by our shareholders and it is expected the drug delivery devices will open up new disease targets for LCT.

The purchase of the pig herd and facilities of PanCell Ltd was also approved by LCT shareholders in May 2005. The expansion of LCT's pig production capabilities will ensure an ongoing and increased supply of disease-free pig cells and diversify the risk by housing the herd over three full SPF clean pig facilities.

Market Opportunity

The market opportunities for LCT's products are significant. According to market research studies, the sales potential for the Huntington's disease treatment market could have a value of $933m. Diabetes is recognised as a global epidemic (World Health Organisation), with the revenue potential of the current type 1 diabetic market estimated at US$20 billion. The current average cost of human islet cell transplants is approximately US$150,000 and the continuing revenue stream from newly diagnosed people could amount to US$600 million annually.

Pancreas transplants have been completed with success in recent times but there is a chronic shortage of donor organs. The severe shortage of donor organs for diabetes treatments also paves the way for alternative solutions to meet market demand, something LCT is addressing.

LCT is thus in a strong commercial position due to its comprehensive cell therapy patent portfolio and product development cycle when compared to its competitors. LCT's encapsulation technology enables the treatment of Huntington's disease, stroke and type 1 diabetes without the use of immunosuppressant drugs, which have hindered the effectiveness of alternative treatments.

Future stem cell technology also opens the possibility of LCT's encapsulation technology complementing its eventual development.

Performance Review

An increased number of institutional investors have supported the stock throughout the last financial year, expanding our shareholder base in Australasia, the United States and Europe. We will continue to look for other appropriate funding as we approach phase 1 clinical trials for our two lead products.

An important objective of the Board is to strengthen the company's share register through encouragement of long term institutional investments, including participation of international investors with experience in the biotech sector as well as local institutional investors. LCT has engaged the New-York based Hunting Party Securities to boost our profile to shareholders and potential investors in key North American capital markets, as well as in Australia, during the coming year. The company continues to discuss potential licensing and collaborative opportunities with a range of interested parties.

Corporate Governance

The board is committed to maintaining compliance with contemporary principles of good corporate governance and best practice recommendations. We continue to adhere to the ASX/AusBiotech Reporting Guidelines and are grateful for the input of our scientific panel who will continue to provide an invaluable independent review of our research initiatives and development procedures.

In summary, I believe the future of LCT is extremely exciting. During the coming year I expect LCT to make good progress with our two lead products and be in a position to announce major outcomes which will greatly enhance the underlying value of the share price.

Michael Yates, *Chairman*

CEO's Report



I am pleased to have the opportunity to share with you the company's significant accomplishments of the past year.

LCT continues to progress as we move towards the beginning of phase I clinical trials for our NeurotrophinCell and DiabeCell products.

Pre-clinical studies of NeurotrophinCell has demonstrated its ability to protect cells in the brain from damage caused by similar conditions to Huntington's disease. Similarly, the results from the DiabeCell pre-clinical studies have been extremely encouraging. The doses of DiabeCell in primates showed safety and efficacy and the company is now in the process of completing the necessary pre-clinical work and documentation to support our regulatory FDA application.

We will also continue to direct resources to our pig and cell processing facilities to ensure a sufficient supply of cells. We have taken the strategic decision to temporarily concentrate the resources from the Fac8Cell development program into the other two lead product programs as they approach the phase I clinical trial stage.

Over the years LCT has developed a policy of attracting the very best people in its research and management teams to create the best opportunities for increasing future value for the company's shareholders. Our operations in Australia, New Zealand and the United States are ideally located to capture market opportunities and also attract prospective research and development partners.

Before I first met with Professor Bob Elliott back in 1987, I was already well aware of the difficulties in managing a chronic disease. I had witnessed first-hand the struggles my young son and other family members had endured when they were diagnosed with diabetes. I was determined to find a way to find a cure, rather than just treat the symptoms.

As we move towards the beginning of phase 1 clinical trials, LCT's programs are focused on improving the quality of life of people afflicted with diabetes, Huntington's disease, stroke and haemophilia. All the programs are based on cell therapy with the product being injected into the human body through a relatively simple medical procedure. The unique LCT technology means that no immunosuppressive drugs are needed, eliminating the harmful side-effects of many other alternative treatments.

The cashless acquisition of Theracyte was also an important strategic investment as we seek to position LCT as one of the world's leading cell therapy companies. The Theracyte devices provide an additional cell therapy delivery platform with potential applications for the treatment of additional diseases, such as multiple sclerosis and cancer.

In closing, I want to acknowledge the contributions of the entire LCT team. The company's people in Australia, New Zealand and the United States provide a strong foundation for future success. It is their expertise which allow us to meet our milestones and advance our products towards the marketplace. We will continue to work hard as we strive to become one of the world's leading cell therapy treatment providers and provide rewards for our shareholders.

David Collinson
Chief Executive Officer
Living Cell Technologies

Health Statistics

Independent research reports suggest the potential markets for these products are substantial. There is no current cure for Huntington's disease, a hereditary genetic condition which affects 30,000 people in the United States and 1,200 Australians.

There are expected to be 23.7 million people world-wide diagnosed with type 1 diabetes by the year 2010.

We hope to begin offering these people a treatment as soon as possible.

■ Company Structure

Headquartered in Melbourne, Australia, Living Cell Technologies (LCT) is truly an international company. LCT was established in 2003 by combining three world-class groups into a single operating company and pooling the decades of experience in cell therapy of its people from around the globe.

Melbourne, Australia

Corporate office

- Investor relations
- Corporate communications

LCT New Zealand Ltd

- Located in Auckland, New Zealand
- Wholly owned subsidiary of LCT
- Focused primarily on early stage research
- Product manufacture for pre-clinical and clinical studies
- Hosts the world's most advanced porcine herd for therapeutic transplantation
- One of the area's only GMP clean room production facilities for encapsulated cell products

LCT BioPharma Inc

- Located in Rhode Island, USA
- *Wholly owned subsidiary of LCT*
- Product development
- Regulatory and clinical affairs
- Business development
- Commercialisation capabilities

Living Cell Technologies Ltd
ACN 104 028 042

Living Cell Products Pty Ltd
ACN 102 393 108

Operating Companies

LCT Australia Pty Ltd
ACN 106 546 570
- *Corporate and commercial*

Living Cell Technologies New Zealand Ltd
- *Research*
- *Product Development*

LCT BioPharma Inc
- *Product Development*
- *Regulatory*

IP Holding Companies

NeurotrophinCell Pty Ltd
ACN 102 393 108
- *CNS Patents*

Fac8Cell Pty Ltd
ACN 106 546 543
- *Liver Cell Patents*

DiabeCell Pty Ltd
ACN 106 546 507
- *Diabetes Patents*

Looking Ahead

- Develop regulatory IND submissions for phase 1 clinical trials
- Aggressively pursue value-add collaborations and licensing opportunities
- Advance the discovery program pipeline with relevant companies and institutes
- DiabeCell - moving towards completion of pre-clinical work
- NeurotrophinCell - advance planning of the clinical trial program for 2006
- Increase awareness of LCT amongst international investment community, with a view to obtaining support for the clinical trial strategy
- Expand the specialised disease-free (SPF) pig facilities in New Zealand and extend herd breeding and selection capabilities



Progress on 2004/05 goals

- **Complete IPO**
  - IPO completed in September 2004
  - One of only two biotech companies which listed in 2004 to be trading above its listing price (source: BioOracle, EG Capital)
- **Progress towards phase 1 clinical trials**
  - On track - IND applications being prepared for lead products
    - DiabeCell - Insulin-dependent diabetes - Pre-clinical phase nearing completion, primate trial data released
    - NeurotrophinCell - Huntington's disease - Pre-clinical phase completed, primate trial data released
- **Product pipeline**
  - Renewed focus
  - Collaborations being finalised to expand product pipeline
  - Haemophilia treatment (Fac8Cell) R&D program scaled back to enable greater resourcing of two lead products
- **Partnering**
  - Partnering discussions for lead products have been pursued during the year
  - Due diligence on potential options continues, with a view towards a later-stage partnering model
- **Search for Chief Executive Officer**
  - Deferred (Board satisfied with current operations)
- **Establish corporate office in Melbourne, Australia**
  - Paris Brooke, General Manager - Australia, appointed in March 2005
  - Office opened in April 2005
- **Formation of corporate governance committees**
  - Committees have been appointed and are currently pursuing corporate requirements

■ LCT World-Wide

Board of Directors & Management

Paris Brooke
David Collinson
Nick Geddes
Simon O'Loughlin
Alfred Vasconcellos
Roger Coats
Bob Elliott
Richard Justice
Paul Tan
Mick Yates

Corporate Relations
- Peter De Luca
- Belinda Locke

Rhode Island, USA
- Bill Bell
- Brianna Bintz
- Dwaine Emerich
- Moses Goddard
- Chris Thanos

Perugia, Italy
- Giuseppe Basta
- Riccardo Calafiore
- Giovanni Luca

Auckland, New Zealand

Neurosciences
- Marilyn Geaney
- Steve Skinner

Diabetes
- Nikki Beckman
- Livia Escobar
- Sahar Zwain

Molecular & Diagnostic Research
- Olga Garkavenko
- Zeljko Muzina
- Divya Nathu

Small Animals Facility
- Olivia Anderson
- Nikki Beckman
- Jennie Karl

Veterinary
- Isobel Cooper
- Sandy Ferguson
- Lana Cain

Quality Assurance
- Colleen Pilcher
- Kathie Schuler
- Michele Tatnell
- Wanda Visser

Product Development
- Marija Muzina
- Wanda Visser

Office Administration
- Dawn Hadfield
- Jonathan Lane
- Linda Saunders

Vertically integrated – full in-house capability

Experienced global management



Melbourne, Australia

Corporate
- *Corporate office*
- *Investor / corporate relations*

Rhode Island, USA

Pre-clinical, regulatory

• Product development • Regulatory affairs • Clinical studies • Business development
• CP and liver pre-clinical studies • Biomaterials / encapsulation • Transgenic / primate studies

Perugia, Italy

• Clinical trials / materials research



Auckland, New Zealand

Discovery, development

• Cell sourcing, manufacturing • Diabetes pre-clinical studies • GMP manufacturing
• SPF AI pig herd • Virology

A Pipeline of Developments

LCT Development Portfolio

NeurotrophinCell

- Pre-clinical small animal and primate studies completed
- Meets guidelines of 'orphan drug' for potential accelerated trials
- Regulatory IND application under preparation for approval of human clinical trials

DiabeCell

- Pre-clinical small animal research completed
- Primate studies ongoing
- Regulatory IND application under preparation for approval of human clinical trials

Fac8Cell

- Discovery and pre-clinical studies to continue

Discovery Programs

- Collaborative discussions in disease areas continuing
- Delivery device applications being assessed

Product Development Process

Obtaining US regulatory Food and Drug Administration (FDA) allowance to market a new product requires strict review. Laboratory and animal studies are initially used to assess the safety and therapeutic potential.

Encouraging results will prompt the company to file an Investigational New Drug Application (IND). If the IND is approved by the FDA and an Institutional Review Board, clinical trials can begin.

The clinical trial program involves three phases. In phase I, the goal is to demonstrate safety. Phase II targets not only expanded safety trials but evaluates product efficacy.

It is possible in biological products to sometimes combine phase I/II studies. At this point, a meeting with the FDA will normally be held to discuss the development process, any concerns and the protocols for phase III.

A New Drug Application (NDA) is filed at the completion of phase III. The FDA consults with various advisory committees to evaluate expert advice on safety, effectiveness and labelling. Once approved, the product can be marketed with FDA regulated labelling.

LCT's products are not formulated drugs but are based on live, natural cells. The products however will still follow the standard regulatory protocols and clinical trial process.

Accelerated development

During the clinical trial program, accelerated development and review of the therapy treatment can be obtained if it satisfies the criteria outlined in the Orphan Drug Act.

Orphan drug status is granted to therapies being developed for the treatment of rare diseases or conditions (less than 200,000 incidences in the US) where there is no current therapy or where current therapies could be improved.

"Because orphans serve a smaller population, they require less data; thus it's possible to have a fairly quick approval."
Marlene E. Haffner, MD, MPH
Director, Office of Orphan Products Development, FDA

Q&A

Mr Alfred Vasconcellos
President & CEO,
LCT BioPharma

What communication has there been with the FDA up to this point?

LCT has endeavoured to keep the FDA updated regularly with the progress of the company's developments. The LCT regulatory team are experienced in dealing with the FDA and in previous appointments have negotiated cell therapy products through the relevant regulatory processes.

Verbal discussions have already been held between members of the LCT regulatory team and senior members of the FDA to discuss the pre-IND and IND applications.

How far away is LCT from filing the IND applications?

At the time of writing, LCT is preparing IND packages for both our lead products, NeurotrophinCell and DiabeCell. Current expectations are that the formal pre-IND meeting will occur in the final quarter of 2005, followed by the filing of the IND application.

What are the implications of a successful IND application?

Entering clinical trials in 2006 for any one of our products will be a significant milestone for LCT. It will be a validation of the company's technology platform which is applicable across a number of disease areas.

Will LCT apply for orphan drug status?

Huntington's disease is a rare disease affecting 30,000 people in the United States and 1,200 in Australia. It has no current cure or treatment.

LCT is investigating the eligibility of the NeurotrophinCell product for orphan drug status and we are working closely within the guidelines set by the FDA. Orphan status entitles the company to a range of incentives including a period of market exclusivity, US tax benefits, R&D assistance and priority review designed to accelerate the approval process.

"It takes over your life, you can't do anything without thinking am I doing the right thing. I need to constantly control my blood sugar levels and think how long is it to my next meal. If I go for a run or bike ride I have to bring a snack with me and make sure I have glucose tablets with me at all times."
Michael, type 1 diabetic

Treating Diabetes

Diabetes is a chronic disease characterised by high blood glucose levels resulting from the body not producing insulin or using it properly. Insulin is a hormone needed for glucose to enter the cells and be converted to energy.

"For every one who knows they have diabetes, another has it but doesn't know."
Diabetes Australia

There are two main types of diabetes. LCT aims to treat insulin-dependent diabetes, (type I and 28% of type 2 diabetics). Type 1 diabetes occurs when the pancreas gland no longer produces the insulin needed. It is usually diagnosed in childhood or early adulthood and is one of the most common chronic childhood diseases in developed nations. The build-up in glucose in the blood deprives the cells of energy and over time can impact eye, kidney, nerve or heart functioning.

The chronic disease can have a devastating effect on an individual and their family. While the secondary effects of the disease are debilitating, it is the rigours of managing the disease which can also exact a large physical and psychological toll. Regular treatment usually consists of a number of insulin injections every day, blood glucose level tests, healthy eating plans and physical activity.

For children diagnosed with diabetes they can expect a life where they require multiple daily doses of artificial insulin. Pricking their finger and drawing blood before every meal, counting the carbohydrates in everything they eat and ensuring they have the right food and fluids with them at all times is a necessary way of life from the moment they are diagnosed.

"I am desperate for a cure. At some stage it's probably going to kill me, so anything I can do to mitigate that is worthwhile."
Peter, type 1 diabetic

Living in fear of misjudging their blood levels is a significant burden for adults, but for children the pressure is even more immense. The carefree childhood which is normally taken for granted is an impossible reality for children, adolescents and young adults struggling to manage the demands of type 1 diabetes.

LCT strives to give patients, and their families, a treatment for insulin-dependent diabetes which will give them control of their lives once again.

Health Statistics

- *The World Health Organisation has described diabetes as an epidemic, estimating 300 million people will be diagnosed worldwide by 2025.*
- *It is estimated that approximately 4.9 million people (in all age groups) have type 1 diabetes.*
  - *European region, 1.27 million*
  - *South East Asian region, 0.91 million*
  - *United States, approx 1.3 million*
  - *According to the US National Institutes of Health (NIH), an additional 30,000 Americans develop Type 1 diabetes every year, 13,000 of whom are children.*
- *Type 1 prevalence is 1.7 per 1,000 people in the US*
  - *13 million people - 6.3 percent of the population have diabetes (diagnosed only).*
- *Diabetes is Australia's fastest growing chronic disease.*
- *520,000 Australians are diagnosed with diabetes.*
- *Only 1,000 to 1,500 whole human pancreases are available in the United States each year. If only the islets are used, three to four adult pancreases are needed per procedure, narrowing the number of potential recipients to only 250 to 500.*

Market Data

- *Diabetes-related drug sales are expected to jump 12% annually through 2011 worldwide (compared with industry-wide growth rates of 6%).*
- *20% of US healthcare $ spent on diabetes related health problems.*
- *Treating type 1 diabetes is a $32 billion annual market opportunity (US alone).*
- *The revenue potential from existing type 1 diabetics is US$20 billion.*
- *Market will bear US$25,000 cost per successful islet cell transplant.*
- *Continuing revenue stream from newly diagnosed people could amount to US$600 million annually (Frost & Sullivan).*

"The diabetes market appears poised to post accelerating growth over the coming years."
C Shibutani, analyst, J.P. Morgan

■ DiabeCell

"DiabeCell is a porcine pancreatic cell product for the treatment of insulin-dependent (type 1) diabetes and 28% of type 2 diabetes."

A seaweed-derived coating (alginate encapsulation) isolates the transplanted pancreatic cells from the patient's immune system and eliminates the need for toxic immunosuppressant drugs. The protective membrane has pores which allow nutrients and insulin to pass through the alginate coating but protects the islet cells from being attacked by the recipient's immune system.

The extremely limited availability of suitable human islets for transplantation makes the use of pig islets a viable and important therapeutic alternative. Pig insulin is almost identical to human insulin and has been used clinically for over half a century.

These healthy coated islet cells are injected into the body via a simple medical procedure under local anaesthetic. The cells produce insulin and help regulate blood glucose levels appropriate to the amount of glucose detected in the bloodstream of the recipient.

LCT scientists initially undertook an eight week study and transplanted the coated islet cells into mice with diabetes and demonstrated the ability to treat this disease. The cell implants were also shown to survive for eight weeks in healthy monkeys. This proof of principle demonstration allowed the primate studies to proceed and also confirmed the safety of the implanted porcine cells. The results were presented by LCT Medical Director Professor Bob Elliott at the International Transplantation Association meeting in Vienna in September 2004.

Controlled primate studies demonstrating safety and efficacy are an important part of the information required by regulatory bodies such as the US Food and Drug Administration (FDA) before allowing trials in humans with type 1 diabetes.

"I had a whole lot more energy, a whole lot more feeling of wellbeing, my blood sugars were more controlled. It knocked out the highs and lows which means you can lead a much more normal life."
Nikki, DiabeCell recipient

The company then completed the world's largest controlled diabetic primate pre-clinical study of its kind. The DiabeCell study used 16 monkeys with diabetes, eight of which were implanted with LCT's proprietary encapsulated islets and the remaining eight received empty capsules. The DiabeCell treatment was well tolerated with no adverse reaction in the treated monkeys and their insulin requirements were reduced.

Product Developments

- *Preparing submission of pre-IND for phase 1 clinical trial*
- *Successful safety / efficacy of DiabeCell in pre-clinical primate trial obtained*
- *Authorised pilot human trials conducted in New Zealand*
- *Long-term function of islet cells in human patient (after 9 years)*
- *Reduction of extreme fluctuations in blood glucose levels*

LCT also reported the nine year survival of encapsulated pig islets in a human patient with type 1 diabetes at the 2005 International Pancreas and Islet Transplant meeting in Geneva. In 1996 a human clinical trial for an early prototype of the DiabeCell product was approved and carried out in New Zealand. After the treatment, the Auckland man achieved better control of his diabetes and his required insulin dosage was reduced by as much as 34 per cent.

"The islet cell transplant reduced my need for insulin by about 30 per cent. My immune system became more robust."
Michael, DiabeCell recipient (pictured below)

An inspection of his abdominal cavity nine years later revealed a small number of intact capsules and the presence of insulin. While the results were for only one patient, it demonstrated the effectiveness of the encapsulation technology and that the cells continued to produce insulin for a number of years.

LCT has since adopted the best features of the prototype islet technology and further advanced the effectiveness of the proprietary encapsulation as the DiabeCell product moves closer to the phase 1 human clinical trial stage.



Treating Huntington's Disease and Stroke



Huntington's disease

Health Statistics

- *Prevalence of more than 1 per 100,000 people in the Western world*
- *Over 30,000 Americans have HD and over 200,000 more are at risk of inheriting it from a parent*
- *In Australia about 1,200 people now have HD and approx. 6,000 are at risk*

Market Data

- *Annual cost to US healthcare estimated greater than US$2.5 billion*
- *The market will bear the cost of $30,000 per treatment*
- *LCT's NeurotrophinCell product will have the capacity to initially treat 25% of existing patients and 100% of new patients*
- *Estimated sales potential of $933 million*

Huntington's Disease

Huntington's Disease (HD) is an inherited degenerative brain disease with the symptoms gradually worsening over time. The disease is genetic and usually strikes between the ages of 30 and 45. Every child of an HD parent has a 50 per cent risk of inheriting this genetic disease.

Patients can be diagnosed prior to the symptoms surfacing. In its earliest stages, the patient's mind remains relatively clear as their body begins to fail.

The uncontrollable movements and difficulty walking signal the onset of the disease and eventually lead to behavioral changes, dementia and severe motor impairment.

Symptoms include involuntary jerking movements of the limbs, face and trunk; increasing difficulty with communication, swallowing and walking; problems with planning, organisation and initiating, as well as personality change.

HD is ultimately fatal and there is presently no known cure or effective treatment. Whilst the physical signs of grimacing, twitchiness and impaired co-ordination are the most obvious, the psychological effects should not be disregarded. Sufferers of Huntington's Disease are often victims of severe depression, with many refusing to go out in public once the symptoms begin.

Many sufferers have described the affliction as having a healthy mind trapped in a body that is slowly breaking down.

Stroke

Stroke (also known as cerebrovascular thrombosis or haemorrhage) occurs when the supply of blood to the brain is suddenly disrupted. When blood stops moving, the brain is deprived of oxygen. Brain cells in the area die and damage may be permanent.

One of the common misconceptions of stroke is that it is a condition isolated to the elderly.

Contrary to popular belief, over 50 per cent of strokes strike people under the age of 75 and around 5 per cent of stroke victims are under the age of 45.

AFL footballer Angelo Lekkas (aged 27) was perhaps the most high profile stroke victim within this under 45 demographic in Australia in 2005.

He suffered a stroke whilst playing for his club Hawthorn in a pre-season practice game but recovered sufficiently to resume playing later in the year.

There are now approximately 220,000 Australian stroke sufferers such as Angelo living in the community and the numbers are projected to rise in the years to come.

Many are not as fortunate to have recovered in such a stunning fashion.

Stroke

Health Statistics

- *Stroke is the third largest cause of death in Australia and the United States*
- *48,000 people experience a stroke in Australia each year*
- *This number is predicted to rise to 74,000 by 2017*
- *Of the 48,000 people that experience a stroke each year, one third will die in the first 12 months*
- *Approximately 220,000 Australian stroke sufferers are living in the community*

NeurotrophinCell

"A choroid plexus (brain) cell product with the potential to treat diseases of the nervous system such as Huntington's disease and stroke."

LCT's NeurotrophinCell treatment implants new choroid plexus cells into the brain. Choroid plexus cells produce spinal cord fluid and a range of protective proteins (neurotrophins) to help repair and protect the brain from damage.

The cells are encapsulated in a clear bio-capsule derived from seaweed. This encapsulation hides the cells from the patient's immune system yet allows the passage of nutrients and chemical signals necessary for functionality and survival. The cell treatment is transplanted into the region of the brain predominantly affected by Huntington's disease, known as the striatum, or other sites close to the brain region that are damaged or diseased.

The NeurotrophinCell product is capable of protecting brain tissue that would otherwise die, potentially forestalling or even preventing the debilitating consequences of neurodegenerative diseases. The product has the potential to treat diseases such as Huntington's disease and stroke and may also prove to be beneficial for a range of other neurodegenerative diseases including Parkinson's, Alzheimer's and motor neuron disease.

At present, the company is submitting a pre-IND application to the relevant regulatory bodies for permission to conduct a clinical trial in the United States. The trial would involve the injection of a small volume of the capsules onto the brain of patients who already experience symptoms of the disease. This trial would initially be for fewer than 10 patients to test for safety of the procedure. LCT has the unique opportunity to potentially design treatments that can intervene prior to the onset of degeneration from Huntington's disease.

There is no other neuroprotective cell transplant product targeting the treatment of Huntington's disease itself, not just the symptoms.

Product Developments

- *Pre-clinical results revealed that brain cell damage in primates treated with NtCell was five times less than cell damage in control animals affected by HD (approx. 50 per cent cell death versus 10 per cent)*
- *Data from pre-clinical studies with animals receiving NeurotrophinCell transplants showed 86 per cent less damage to the brain and dramatically improved limb use.*

Q&A

Dr Dwaine Emerich,
Vice-President of Research,
LCT BioPharma

What are choroid plexus cells?

Choroid plexus cells are responsible for producing the fluids that surround and bathe the brain as well as supplying the nurturing and protective factors found in that fluid.

Where are the cells sourced?

The cells used were from specially-bred pigs in New Zealand. The pigs are quite unique and have none of the common viruses or diseases. They are kept in very clean facilities, under strict regulatory and ethical guidelines. Human choroid plexus cells are also being considered.

What did the trials involve?

The trials used living natural pig brain cells (the cells that produce a range of protective proteins), coated in a seaweed-based gel. The gel capsules containing the cells are injected into the brain in the striatum region, which is usually the region affected by Huntington's. Quinolinic acid, a naturally occurring compound that in high concentrations kills a similar kind of neurons that die in Huntington's disease, was injected to the site to mimic the effects of HD.

What were the results?

Results indicate that the cells produce a cocktail of protective proteins and factors that act to protect the cells that have been damaged from Huntington's Disease.

What is the expected timeframe given the human trials are approved?

It is hoped that if the initial human trial shows a positive result, the product will be fast-tracked to enable a larger patient trial much faster than is normal. The company believes this could see approval of a product within 2-3 years.

Will trials be done in Australia?

At present, the Australian regulatory body has a hold on any human trials involving animal cells (called xenotransplantation). The company believes that there is now sufficient information available to show that there is not an elevated risk in using these cells. The company will continue to talk with the regulators to see if Australian human clinical trials will be possible in the future.

■ Theracyte - A Controlled Drug Delivery Device



Earlier this year, LCT announced it had entered into a letter of intent with Theracyte Inc and Baxter Inc to acquire the technology and intellectual property rights of Theracyte Inc.

> **The Theracyte Deal**
>
> *• Cashless transfer of the Theracyte assets to LCT in exchange for the issue to Theracyte shareholders of 300,000 shares in LCT*
>
> *• 3,000,000 options to purchase unissued shares in LCT will vest upon the future regulatory approval for the first Theracyte product*

The Theracyte technology and patents cover a family of small, thin, pillow shaped devices which can be filled with cells and placed under the skin to deliver drugs and therapeutic factors. The devices are used to treat a wide range of diseases without requiring frequent injections, immunosuppressive drugs, or external pumping machines. Membranes protect the enclosed tissues from rejection by the patient's immune system but still allow the therapeutic to freely diffuse from within the device.

The technology was initially developed by Baxter Inc and then spun out into Theracyte, a stand alone company focused on cell therapy. The device suite is a result of over a decade of development (and an investment of US$90 million) and is already approved by the FDA for clinical trial cell applications. Most importantly, the devices have been shown to be safe and effective in humans for up to one year.

Under the terms of the letter of intent, current Theracyte shareholders including Baxter, will receive LCT stock and a future royalty on product sales in return for the cashless transfer of Theracyte assets to LCT. The assets cover the family of devices and include the technology, a significant patent portfolio, data, equipment and an inventory of raw materials for manufacture of the devices.

The acquisition will provide LCT with world-wide protection for the use of live cells in a wide range of therapeutic devices and opens up a new expanded range of disease targets.

LCT shareholders confirmed the acquisition at a Special General Meeting held in Sydney in May.



Theracyte Drug Delivery Device

Q&A

Professor Bob Elliott,
Medical Director

Describe Theracyte's drug delivery device.

The devices are like a permeable teabag. They can be filled with cells and placed under the skin or elsewhere to release drugs and bioactives.

They are minimally-invasive, can be filled or replaced easily and offer a controlled method of drug delivery that may be applicable to treating a significant range of diseases.

How do the devices differ from LCT's current products?

The Theracyte devices complement our current discrete alginate microcapsules which are best for products like DiabeCell for diabetes and NeurotrophinCell for Huntington's disease.

The thin flat Theracyte products will enable additional cell types to be placed in locations within the body, such as under the skin. Together, the combined delivery methods further demonstrate that LCT is one of the most significant cell therapy companies in the world.

What additional benefits do the devices offer?

The device has the potential to treat diseases where only a small number of cells are needed. It also provides LCT with the opportunity for collaboration in additional disease areas such as haemophilia, cancer and multiple sclerosis. The markets for the device could be substantial.

What does the Theracyte deal mean?

Theracyte provides LCT with an alternative cell delivery system with FDA clinical trial approval. It expands LCT's ability to supply live cell products to the international market and potentially speeds up the process to start human clinical trials in additional areas. The new technology adds enormous value to LCT shareholders and cements the company's reputation as an international cell therapy company.

Explaining LCT's Technology

"LCT focuses on developing treatments where healthy living cells are injected into patients to replace or repair damaged tissue. LCT's alginate encapsulation (sea-weed derived coating) technique ensures no life-long toxic immunosuppressive drugs are needed by the patient."

- Porcine and human cell sources
- High health status pigs (NZ)
- Free from common viruses
- Adheres to FDA (US regulatory body) standards



cell source

- Live cells examined and tested to ensure safety and function.
- Live cells passed through a sea-weed derived liquid to cover the cells (alginate microencapsulation).
- Each capsule about 0.5mm diameter (size pin-head), contains 100's to 1,000's of live cells.
- The resulting capsule prevents the cells being recognised as foreign by a patient's immune system.



encapsulation

- Capsules provide protection from the immune system
- Nutrients can pass into the cells, hormones and insulin can pass from the capsules into the body.
- The cells are not recognised as foreign and are happy and safe within the body.
- Immunosuppressive drugs are not required.



stimuli nutrients
therapeutic agents
in vivo
antibodies & immune cells

Discovery Programs

LCT develops live, injectable cell therapy products to replace or repair damaged cells, for the treatment of life threatening diseases.

Strong Research Capability

Living Cell Technologies possesses a technology platform and cell supply applicable to the treatment of a number of disease areas. In addition to the two products nearing the clinic, LCT owns two drug delivery mechanisms and maintains a strong research and discovery focus. Strong pipeline growth allied with a patent portfolio in the major jurisdictions, and the potential to out-license encapsulation, Theracyte technology and a secure cell supply puts LCT in an extremely favourable market position.

In the financial year 2004/05, LCT management undertook the strategic decision to focus on the NeurotrophinCell and DiabeCell products based upon market factors. The high unmet medical need, large waiting lists and profitable pricing models provide solid market opportunities for LCT's products.

A number of other research discovery programs remain active and include the treatment of Haemophilia, Stroke, Amyotrophic Lateral Sclerosis (ALS), Central Nervous System (CNS) Trauma and Spinal Injury.

Haemophilia

The most advanced of these discovery programs is the treatment for haemophilia. Haemophilia is a blood clotting disorder in which one of the essential clotting factors is deficient. Contrary to popular belief, a person with haemophilia will not cut themselves and have blood flowing from the wound. The bleeding is mostly internal and regular treatment is given by injecting the missing clotting factor into the veins.

Fac8Cell

LCT's Fac8Cell product uses pathogen-free liver associated cells (hepatocytes) to produce factor 8 required for blood clotting. The alginate encapsulation isolates the transplanted cells from the patient's immune system, ensuring no unpleasant side-effects from immunosuppressive drugs.

The implanted liver cells may also be applicable to other disorders that arise from abnormal liver function. Research and development is continuing and the rate of development is expected to accelerate after the NeurotrophinCell and DiabeCell products advance to the clinical trial phase.

Disease Indication	Discovery	Preclinical	IND	Phase 1
Huntington's NeurotrophinCell				
Type 1 Diabetes DiabeCell®				
Haemophilia Fac8Cell				

Market Data – Haemophilia

- *One of the most expensive diseases to treat (over $110,000 per patient per year)*
- *Occurs in 1 in 6,000-10,000 males internationally (1,800 in Australia)*
- *Replacement clotting factor market size is US$200 million for Haemophilia B and over US$1billion for Haemophilia A*

Collaborative Programs

1. Virology studies

Elisabeth Macarthur Agricultural Institute, Australia
Robert Koch Institute, Germany
Massey University, NZ
Forte Dodge Veterinaria, Spain

LCT's virology group is consistently investigating pig retroviruses and provides data to the US Centre for Disease Control. Professor Joachim Denner of the Robert Koch Institute has contributed greatly to investigating the risks of infection from xenotransplantation. He has measured antibodies to porcine endogenous retrovirus (PERV) in humans and primates who have received islet transplants from the LCT pig herd.

Professor Roger Morris of Massey University is an internationally recognised expert on pig diseases and has contributed significantly to understanding the potential for human infection from the LCT source herd. LCT is involved in Professor Morris' study of pig circovirus type 2 (PCV2) as a potential cause of pig multisystemic wasting syndrome (PMWS). PCV2 is a virus found in all pigs tested by LCT except the LCT herd sourced from the Auckland Islands.

LCT has also conducted a joint study with Dr Monica Balash of the Forte Dodge Veterinaria, Research and Development

LCT is conducting discovery / pre-clinical programs, or is in collaborative discussions on the following programs:

- *ALS*
- *CNS trauma*
- *Multiple sclerosis*
- *Spinal injury*
- *Stroke*

Department in Spain on the prevalence of PCV2 in some New Zealand pig herds. LCT currently uses the Virology Laboratory at Elisabeth Macarthur Agricultural Institute in Sydney to perform serological tests on PCV2 and Mycoplasma hyopneumonia for routine herd screening and for the PMWS study.

2. Encapsulation technologies

University of Perugia, Italy
Vanderbilt University, USA

Encapsulation techniques have been greatly enhanced through LCT's strategic relationship with the Department of Medicine and Endocrine and Metabolic Services, University of Perugia, Italy and Vanderbilt University.

The alginate encapsulation procedure used to immuno-protect LCT's porcine islet cells was developed in conjunction with Dr Riccardo Calafiore and his colleagues in Perugia. The material used is licensed exclusively to LCT.

Another collaborator, Professor Taylor Wang of Vanderbilt University in Tennessee, USA has also developed an alternative encapsulation material and technology. Results from the pre-clinical trials utilising LCT xeno-cells and Dr Wang's encapsulation technology may also provide the basis for further Phase I trials in the US.

3. Huntington's disease and stroke programs

Brown University, USA
Georgia Medical College, USA
Rush Presbyterian Medical Center, USA

LCT's neurobiological group worked with a number of institutes and leading research personnel (including Dr Caesario Borlongan at the Georgia Medical College, Dr Kim Boekelheide at Brown University and Dr Jeffery Kordower at the Rush Presbyterian Medical Center in Chicago, Illinois) to progress its NeurotrophinCell product in Huntington's disease and stroke models.

4. Other programs

Auckland Hospital, NZ - joint study which aims to identify the prevalence and clinical significance of the Hepatitis E virus in the human New Zealand population.

Brown University, USA - polymer chemistry investigations.

Kiwi Ingenuity Limited, NZ - using specialist expertise in surface carbohydrate antigens and recently developed techniques, LCT's pig herd was blood typed, allowing a selective breeding program to provide cells less likely to be rejected.



■ Our People

An International Team

LCT has purposefully assembled the best technology, resources and people from around the globe to create a truly international cell therapy company.

Using decades of experience in cell therapy from companies such as Diatranz, CytoTherapeutics, Pfizer, Alkermes and Neurotech, LCT combines three world-class groups into a single operating company.

LCT's Auckland-based team is focused primarily on early stage research and the manufacture of products for pre-clinical and clinical studies. The experienced and dedicated virology department supports the specific pathogen-free breeding facilities, clean rooms and research laboratories and hosts the world's most advanced porcine herd for therapeutic transplantation.

LCT Research Capability

The combined experience of LCT's team:

718	*scientific articles published*
243	*combined years in research*
104	*patents*
59	*products supported through clinical trial phases*

The multi-disciplinary team located in Rhode Island has been assembled from experts with more than half a century of combined cell-based product and regulatory experience and the proven track record in bringing products to commercialisation.

The wholly owned US subsidiary contributes to LCT's product development, regulatory and clinical affairs, business development and commercialisation efforts.

The Melbourne office was established to enable better access to its shareholders and the local Australian investment community. Combined with their counterparts in New Zealand and the United States, the result is a world-class staff with the experience and capability to shepherd LCT's products from conception to sales.

Dr Olga Garkavenko, PhD

Awarded:
International Scientist of the Year - 2004
International Health Professional of the Year - 2004
International Biographical Centre, Cambridge

Dr Garkavenko is Head of Molecular Diagnostics at LCT's Auckland R&D facility.

Q&A

Dr A Ferguson
BVSc, MRCVS, B Agr
Chief Veterinarian

Why use pig cells?

We are using pig cells as they have the following characteristics:

- They are mammalian cells which have been proven to function for years in the alginate capsules in humans and animals.

- Pig cells follow a wide variety of biological products sourced from pigs. Pig insulin, clotting factors and heart valves have successfully been used in human medicine for many years. Pig islets and other tissues have proven to be physiologically compatible with humans.

- Through investigation over the past 20 years, LCT has confirmed that the Auckland island disease free pig is a very safe source of tissues.

- LCT and others throughout the world have concentrated a large amount of research into retroviruses of pigs, which were of concern. There are many pig herds which have been tested and found to be non-transmitters of PERV. LCT's Auckland Island pigs in particular have been shown to be non-transmitters of PERV.

Why are the Auckland Island pigs so important?

LCT's Auckland Island pigs are arguably the most disease free pigs in the world. Thorough screening for disease at quarterly intervals has demonstrated that they are free from the microbial pathogens of pigs, and indeed are the only known herd in the world which is Porcine Circovirus 2 free.

How can we judge the high health status of the pigs?

The LCT Virology Department has submitted samples to recognised experts in the USA, Australia, Germany, Canada and Spain and their findings have been confirmed.

How does LCT mitigate the risks of contamination?

The pigs must be raised in isolation from all other animals in a pathogen free sterile environment. Standard Operating Procedures in such facilities ensure that the health status remains the same. Regular microbiological screening is also part of the routine.

Dr Ferguson is based in Auckland and is responsible for the management and health of special purpose pathogen-free pigs, and production of high quality porcine cells for LCT's research and development programs.




Management Team

(Full bios are contained on page 31)

Mr David Collinson
Chief Executive Officer

Mr Collinson is Chief Executive Officer of Living Cell Technologies with extensive experience in government and regulatory advocacy, business management and capital raising.

Prof Robert Elliott
Medical Director

Professor Elliott is Medical Director of Living Cell Technologies and a world leader in diabetes and autoimmune related research.

Mr Alfred Vasconcellos
President & CEO, LCT BioPharma Inc

Mr Vasconcellos serves as President and CEO of LCT BioPharma, with large pharmaceutical and clinical trial expertise.

Dr Paul Tan
Managing Director

Dr Tan is Head of LCT's New Zealand operations.

Dr Tan was previously Chief Executive Officer of CenTec Ltd and founding Deputy Director and Head of the health division at Genesis Research & Development Corporation Limited.

He has had wide experience on all aspects of assessment and selection of products for commercialisation, expansion of intellectual property, product development and managing critical paths, timelines and establishing and managing international partnerships.

Dr Tan has been research fellow, associate professor in immunology and a physician rheumatologist and has worked in Canada, Australia, Singapore and New Zealand. He holds patents relating to the therapeutic uses of microbial products.

Dr Dwaine Emerich
Vice President of Research

Dr Emerich is Vice President of Research for LCT BioPharma. He joined LCT from Sertoli Technologies Inc, leading the company's research efforts to develop and commercialise Sertoli-based cell products. Prior to LCT, he was also Director of Biological Research for Alkermes Inc and Cyto Therapeutics Inc. Dr Emerich had contributed to almost 200 scientific articles. He is currently a member of several scientific journal editorial boards and has lectured across the United States and Europe.

Mr Richard Justice
Chief Financial Officer

Mr Justice is a qualified accountant, with post-graduate business management qualifications and extensive experience in the financial and operational management of high growth organisations.

Prior to joining LCT, Mr Justice was a Director and CEO (and before this was COO and CFO) of a major South Pacific IT company, which was headquartered in New Zealand, being listed initially on the ASE and later the TSE in Canada, before securing a main board NASDAQ listing (one of the few New Zealand based businesses to have accomplished this).

During the period of rapid growth, Mr Justice led the NASDAQ listing process for the company and assisted in both the capital raising program in Canada and the United States, as well as the raising of debt funding in Australasia.

Ms Paris Brooke
General Manager

Ms Brooke is a highly qualified biotechnology executive with post graduate qualifications in science communication and experience in business positioning, strategic advice and stakeholder management.

Previous to this appointment, Ms Brooke held the position of Policy and Communication Manager at AusBiotech - Australia's Biotechnology Industry Organisation, where she drove federal industry advocacy programs.

Ms Brooke has also been instrumental in the biotechnology sector through her management of businesses including SDA Biotech, a life sciences communications group, and BioNetwork, the first national magazine in Australia dedicated to biotechnology. She has previously worked for ABC Radio and in an agri-business start-up.

■ Scientific Advisory Committee

Dr John Court MB, BS, FRACP
Chairman of Panel

Dr Court has a private consultant practice in paediatric and adolescent medicine in Melbourne, Australia. He is also a consultant at the Royal Children's Hospital Melbourne.

He has held consultant and teaching positions at the University of London and as a paediatric endocrinologist at London's Middlesex Hospital. He has been Director of Diabetes Services, Director of the Department of Adolescent Medicine and Senior Physician at the Royal Children's Hospital Melbourne.

Professor Robert Seamark BAgSc, PhD

Professor Seamark is a leading figure in Australian biotechnology. He consults to biotechnology companies with a focus on the commercialisation of medical, veterinary and environmental technologies. He is author of more than 200 scientific papers and seven patents and spent most of his career as Senior Lecturer/Reader in Endocrinology at the Department of Obstetrics and Gynaecology at the University of Adelaide, Australia.

He established the Cooperative Research Centre for the Biological Control of Pest Animals. In 2001 Professor Seamark became Director and Chair of the Advisory Board of the Flinders Medical Research Institute in Adelaide.

Dr Jennifer Couper MBChB, FRACP

Dr Couper is director of Diabetes and Endocrinology at the Women's and Children's Hospital South Australia, and Associate Professor of Paediatrics at the University of Adelaide, Australia.

Professor Robert Elliott MBBS, MD, FRACP

Professor Elliott is medical director and co-founder of LCT.

Mr Alfred V. Vasconcellos Bs Esc, MD, MEM

Mr Vasconcellos is President and CEO of LCT BioPharma.



Q&A

Dr John Court

What do you think is the greatest challenge facing diabetes research?

The greatest challenge today is to find a method of treatment that is safe, does not cause harm and effectively mimics the normal physiological release of insulin. Ultimately of course, research must pursue two major goals: to prevent diabetes, and for those who have the disease, to cure it.

What in your opinion is the key feature of LCT's technology?

There are several advantages, and each have a wide application in the treatment of serious diseases. The first is the ability to deliver a missing substance to the patient in the same way, in the same place and in the appropriate amount that occurs in normal health. The second is to do this without the need for drugs that prevent rejection, which themselves have powerful side effects. The third is to deliver products that are safe and effective for a wide range of diseases. The diseases are all enormously expensive to treat on a long term basis by current methods of treatment which are relatively ineffective.

As a product - how do you predict the uptake of such a technology in the market?

I predict that demonstrating that the technology is effective and safe in clinical trials will lead to widespread interest in the clinical community and this will attract substantial market interest.

Why did you accept a position on LCT's Scientific Panel?

My professional career has been largely directed to the care of chronic and disabling disorders that start in childhood, such as diabetes. I have been attracted by the innovative approach of the research team at LCT, their sound scientific basis and careful investigative methodology. It is an honour to be providing, with my colleagues on the panel, an independent view on LCT's research initiatives and development procedures.

Scientific Publications

Scientific papers published during the financial year.

Borlongan CV, Skinner SJM, Geaney M, Vasconcellos AV, Elliott RB, Emerich DF. CNS grafts of rat choroid plexus protect against cerebral ischemia in adult rats. Neuroreport Vol 15 No19, July 2004.

Borlongan CV, Skinner SJM, Geaney M, Vasconcellos AV, Elliott RB, Emerich DF. Neuroprotection by encapsulated choroid plexus in a rodent model of Huntington's disease. NeuroReport Vol 16 No 16. 15 November 2004, 2521-2525.

Borlongan CV, Skinner SJ, Geaney M, Elliott RB, Vasconcellos AV, Emerich DF. Intracerebral transplants of choroid plexus provide structural and functional neuroprotection in a rodent model of stroke. Stroke Sept 2004, 35(9): 2206-10.

Dufour JM, Gores P, Hemendinger R, Emerich DF, Halberstadt C. Transgenic Sertoli cells as vehicle for gene therapy. Cell Transplantation 13:1-6, 2004.

Dufour, JM, Hemedinger R, Halberstadt CR, Gores P, Emerich DF, Korbutt GS, Rajotte RV. Genetically engineered Sertoli cells are able to survive allogeneic transplantation. Gene Therapy 11:694-700, 2004.

Elliott RB, Escobar L, Calafiore R, Basta G, Garkavenko O, Vasconcellos A, Bambra C. Transplantation of micro and macro-encapsulated piglet islets into mice and monkeys. Transplantation Proceedings, Jan 2005, 37(1): 466-469, 2005.

Elliott RB, Escobar L, Garkavenko O, Bambra C. Safety and Efficacy of Encapsulated Islet Xenotransplantation. Congress of the Transplantation Society, 5 - 10 September 2004, Vienna, Austria (poster) Transplant Proc Jan-Feb 2005, 37(1): 477-80.

Emerich DF. Dose-Dependent Neurochemical and Functional Protection Afforded by Encapsulated CNTF-Producing Cells. Cell Transplantation Vol 13 p 839-844, 2004.

Emerich DF. Letter to the Editor. Drugs Today (Barc.) 40:271, 2004.

Emerich, DF. Nanomedicine-prospective therapeutic and diagnostic applications. Expert Opinion in Biological Therapy 5:1-5, 2005.

Emerich DF. Sertoli cell grafts for Huntington's disease. An Opinion Neurotoxicity Research. Neurotoxicity Research 5:517, 2004.

Emerich DF. The convergence of cell transplantation and nanotechnology. Cell Transplantation 13:477-479, 2004.

Emerich DF. Toward cell replacement therapy. Experimental Neurology 187:537, 2004.

Emerich DF, Borlongan CV. Huntington's disease: pre-clinical models to therapy using genetically-modified immunoisolated cells and lentiviral vectors. Gene Therapy and Molecular Biology 8:45-59, 2004.

Emerich DF, Skinner SJ, Borlongan CV, Vasconcellos AV, Thanos CG. The choroid plexus in the rise, fall, and repair of the brain. BioEssays 27:262-274, 2005.

Emerich DF, Thanos CG. Immunoisolated Cells. The Encyclopedia of Medical Genomics and Proteomics. Marcel Dekker, Inc. New York 2004.

Emerich DF, Vasconcellos AV, Elliott RB, Skinner SJ, Borlongan CV. The choroid plexus: function, pathology and therapeutic potential of its transplantation. Expert Opin Biol Ther. 2004 Aug;4(8):1191-1201.

Emerich DF, Winn SR. Neuroprotective effects of encapsulated CNTF producing cells in a rodent model of Huntington's disease are dependant on the proximity of the implant to the lesioned striatum. Cell Transplantation 13:253-259, 2004.

Garkavenko O. Swine hepatitis E in New Zealand. Surveillance Magazine, 2004, 31 (3).

Garkavenko O, Croxson MC, Irgang M, Karlas A, Denner J, Elliott RB. Monitoring of potentially xenotic viruses in pig islet xenotransplantation. Journal of Clinical Microbiology. V42 (11), p 5353-5356, November 2004.

Garkavenko O, Elliott RB, Croxson MC. Identification of pig circovirus type 2 in New Zealand pigs. Transplantation Proceedings, Jan-Feb 2005, 37(1): 506-9.

Garkavenko O, Emerich DF, Muzina M, Muzina Z, Vasconcellos AV, Ferguson AB, Cooper IJ, Elliott RB. Successful xenotransplantation of neonatal liver cells. Transplantation Proceedings, Jan-Feb 2005; 37(1): 477-80.

Garkavenko O, Muzina M, Nathu D, Emerich D, Thanos C, Elliott R Xenotransplantation of Pig Liver Cells. Immunology & Cell Biology, Vol 83(4)August 2005 (Presented at Transplantation Soc of Aust & NZ May 2005)

Gongora J, Fleming P, Spencer PB, Mason R, Garkavenko O, Meyer JN, Droegemueller C, Lee JH, Moran C. Phylogenetic relationships of Australian and New Zealand feral pigs assessed by mitochondrial control region sequence and nuclear GPIP genotype. Mol Phylogenet Evol. 2004 Nov; 33(2):339-48.

Halberstadt C, Emerich DF, Gores P. Use of Sertoli cell transplants to provide local immunoprotection for tissue grafts. Expert Opinion in Biological Therapy 4:813-825, 2004.

Isaac JR, Skinner S, Elliott RB, Salto-Tellez M, Garkavenko O, Khoo A, Lee KO, Calne R, Wang DZ. Transplantation of Neonatal Porcine Islets and Sertoli Cells into nonimmunosuppressed nonhuman Primates. Trans Proceed 2005 Jan/Feb; 37(1):487-80.

Newman MB, Davis CD, Borlongan CV, Emerich DF, Sanberg PR. Transplantation of human umbilical cord blood cells in the repair of CNS diseases. Expert Opinion in Biological Therapy 4:121-130, 2004.

Newman MB, Emerich DF, Borlongan CV, Sanberg CD, Sanberg PR. Use of human umbilical cord blood (HUCB) cells to repair the damaged brain. Current Neurovascular Research 1:269-281, 2004.

Salzberg-Benhouse HC, Bartus RT, Fu K, Emerich DF. Pulmonary delivery of L-dopa produces rapid alleviation of behavioral and neurochemical deficits in a rodent model of Parkinson's disease. Journal of Pharmacology and Experimental Therapeutics 13:253-259, 2004.

Skinner SJ, Borlongan VC, Emerich DF, Geaney M, Vasconcellos AV, Elliott RB. Encapsulated Choroid Plexus allo and xeno transplants for the treatment of central nervous system diseases. Immunology & Cell Biology. Vol 83(4) August 2005 (Presented at Transplantation Soc of Aust & NZ May 2005).

Skinner SJ, Emerich DF, Elliott RB, Geaney M, Vasconcellos AV, Borlongan CV. Encapsulated choroid plexus cell transplants for the treatment of central nervous system diseases. Experimental Biology XXXV Int'l Congress of Physiological Sciences Vol 19, Number 5 April 2005 (San Diego Congress).

Thanos CG, Bell WJ, O'Rourke P, Kauper K, Sherman S, Lim A, Stabila P, Tao W. Sustained Secretion of CNTF to the Vitreous using the ECT-Based NT-501 Intraocular Device for the Treatment of Retinitis Pigmentosa. Tissue Engineering 2004; 10(11-12): 1617-1622.

Thanos C, Yip K-P, Mathiowitz, E. Intestinal Uptake of Polymer Microspheres in the Rabbit Studied with Confocal Microscopy. Journal of Bioactive and Compatible Polymers 2004; 19: 247-266.

Wang DZ, Skinner S, Elliott R, Escobar L, Salto-Tellez M, Garkavenko O, Khoo A, Lee KO, Calne R, Isaac JR Xenotransplantation of neonatal porcine islets and Sertoli cells into nonimmunosuppressed streptozotocin-induced diabetic rats. Transplant Proc. Jan-Feb 2005 37 (1): 470-1.

Winn SR, Emerich DF. Managing chronic pain with encapsulated cell implants releasing catecholamines and endogenous opioids. Frontiers in BioScience 10:367-378, 2005.

■ Scientific Presentations

Scientific presentation proceedings during the financial year.

Elliott, RB., Escobar, L., Garkavenko, O., and Bambra, C., Safety and efficacy of encapsulated islet xenotransplantation, International Congress of the Transplantation Society 2004, Vienna.

Elliott, RB., Escobar, L., Tan, PL., Vasconcellos, AV., Emerich, DF., and Thanos, CG, Long term survival of alginate encapsulated piglet islets in a patient with type 1 diabetes, World Congress of the International Pancreas & Islet Transplant Association 2005, Geneva.

Elliott, RB., Tan, PL., Escobar, L., Vasconcellos, AV., Emerich, DF., Calafiore, R., and Bambra, C., Intraperitoneal alginate encapsulated neonatal porcine islets ameliorate diabetes long term in a primate model, American Diabetes Association 65th Scientific Sessions, San Diego, CA.

Garkavenko, O., Emerich, DF., Muzina, M., Muzina, Z., Vasconcellos, AV., Ferguson, AB., Cooper, IJ., and Elliott, RB., Xenotransplantation of neonatal porcine liver cells, International Congress of the Transplantation Society 2004, Vienna.

Kauper, K., Sherman, S., Stabila, P., Litvak, D., Lee, A., Heatherton, P., Lydon, J., Thanos, CG., and Tao, W., Intravitreal Delivery of Therapeutic Molecules Using Encapsulated Cell Technology in Rabbit and Rodent Animal Models, Ocular Angiogenesis 2005, Cambridge, MA.

Skinner, SJM., Borlongan, CV., Emerich, DF., Geaney, M., Vasconcellos, AV., and Elliott, RB., Encapsulated choroids plexus allo- and xeno-transplants for the treatment of central nervous system diseases, Transplantation Society of Australia and New Zealand, Canberra.

Thanos, CG., Skinner, SJ., Borlongan, CV., and Emerich, DF. Intracerebral transplants of encapsulated choroid plexus are neuroprotective in animal models of stroke and Huntington's disease. Meeting of the Cell Transplant Society 2004, Boston, MA.

Patents

LCT holds patents and patent applications in 8 main patent families that cover the use and treatment of diabetes, use and treatment of CNS disorders and porcine cells in xenotransplantation. Patents are granted in the US and NZ.

The patent families are as follows:

- Porcine islets in the treatment of diabetes
- Encapsulated islets and their transplantation
- Sertoli and islet aggregates
- Co-culture of cells for transplantation
- Hepatocytes and liver associated cells
- Choroid plexus
- Lung administration
- Breeding of high-health status pigs

The following table outlines new patent applications filed.

Subject	Reference Number	Country	Filing Date	Ownership
Culture and Use of Cells that Secrete Secretory Factors (Liver Transplantation)	PCT/IB2005/001324	International PCT	30/3/05	To be assigned to Fac8Cell Pty Limited
Xenotransplant for CNS Therapy	"11/036,202 (CIP of USSN 09/959,560)"	USA	14/1/05	NeurotrophinCell Pty Ltd
Novel Methods of Treatment and Delivery Modes	"10/494,820 NPE of PCT/NZ02/00235"	USA	27/12/04	DiaBCell Pty Limited
Novel Methods of Treatment and Delivery Modes	"200402624-1 NPE of PCT/NZ02/00235"	Singapore	5/5/04	DiaBCell Pty Limited
Novel Methods of Treatment and Delivery Modes	"02802751.4 NPE of PCT/NZ02/00235"	Europe	2/6/04	DiaBCell Pty Limited
Swine Population and Uses Thereof	539491	NZ	15/4/05	To be assigned to Living Cell Technologies Limited
Choroid plexus preparation and uses thereof	536009	NZ	18/10/04	NeurotrophinCell Pty Ltd
Cell implantation to prevent and/or treat autoimmune disease	540597	NZ	8/6/05	To be assigned to NeurotrophinCell Pty Ltd

The following patents were granted in the past year.

Subject	Reference Number	Country	Date Granted	Ownership
Preparation and xenotransplantation of porcine islet	28930/01 NPE of PCT/NZ01/00006	Australia	30/6/05	Assigned to DiaBCell Pty Ltd
Preparation and xenotransplantation of porcine islet	90606	Singapore	30/6/05	Assigned to DiaBCell Pty Ltd
Preparation and xenotransplantation of porcine islet	525272 (Divisional of 507616/507963)	NZ	7/4/05	Assigned to DiaBCell Pty Ltd
Preparation and xenotransplantation of porcine islet	2002211122	Australia	10/6/05	Assigned to DiaBCell Pty Ltd
Methods of Treatment and Delivery Modes	515310	NZ	9/12/04	Assigned to Living Cell Products Pty Ltd

Communications

Raising LCT's Profile

LCT has increased its engagement with the local and international biotech communities reflecting the company's progress in advancing its product portfolio towards phase I clinical trials.

At all times, LCT is mindful of the ASX/AusBiotech Code of Best Practice for Reporting by Biotechnology, Medical Device and other Life Sciences companies which was developed to enhance communication and understanding between companies and the investment community.

The LCT corporate head-quarters were established in Melbourne to enable the company to be closer to its shareholders and the investment community in Australia. LCT's in-house communication team sends corporate and company information after officially notifying the stock exchange in accordance with ASX listing rules to institutional, commercial and private investors, local and overseas media and other interested parties.

The company's participation in the major global industry conferences such as BioPartnerships and BIO2005 has contributed to the increased international recognition of the company. Ongoing media coverage, investor road shows and presentations of scientific papers have created a better understanding of the company's technology and business model. LCT has also actively engaged with community groups involved in the areas of focus providing educational materials.

We expect institutional investors and biotech analysts to become increasingly interested in providing investment commentary about LCT, further strengthening the company's profile in Australia and worldwide.

Conferences

LCT has a strong involvement in international events/conferences:

2004

XX International Congress of the Transplantation Society
September 5-10
Vienna, Austria

2005

NZ Bio Conference
March 14-15
Auckland, New Zealand

XXXV International Congress of Physiological Sciences
March 31 - April 5
San Diego, USA

University of Perugia IV International Symposium
Innovative Insulin Delivery Devices
April 28 - May 1
Assisi, Italy

International Pancreas & Islet Transplant Association
May 4 - 7
Geneva, Switzerland

Transplantation Society of Australia and New Zealand
May 11-13
Canberra, Australia

NZ Diabetes Youth AGM
May 7-8
Napier, New Zealand

American Diabetes Association 65th Scientific Sessions
June 10-14
San Diego, USA

BioRelationships - American Australian Association Meeting
June 17
Boston, USA

Bio 2005
June 19-22
Philadelphia, USA

Annual Queenstown Molecular Biology Meeting
August 30 - September 2
Queenstown, New Zealand

International Society for Paediatric and Adolescent Diabetes
August 31 - September 3
Krakow, Poland

DNA, Devices & Dealers 2005
September 7-8
Sydney, Australia

8th International Xenotransplantation Congress
September 10-14
Gothenburg, Sweden

Your directors submit their report for the year ending 30 June 2005.

DIRECTORS

The names and details of the company's directors in office during the financial year and until the date of this report are as follows. Directors were in office for the entire period unless otherwise stated.

Names, qualifications, experience and special responsibilities

Michael Yates BA(Hons) Leeds University UK
(Executive Chairman)
Age : 55

Mick is a globally experienced CEO based in the United Kingdom. He has almost 30 years of experience with multinationals in Europe, the USA and the Asia-Pacific. Mick was Procter and Gamble's Regional Vice President based in Hong Kong and Japan. He then joined Johnson & Johnson as Company Group Chairman Asia-Pacific Consumer based in Singapore.

In 2001, Mick returned to the UK to set up his own leadership and strategy advisory company, Leader Values Ltd.

Mick has been Director and Chairman of LCT since 15 April 2004. He was appointed Executive Chairman on 30 November 2004 reflecting the additional time commitment and very active role Mick has with the company.

Simon O'Loughlin BA Acc. (Non-Executive Director)
Age : 48

Simon O'Loughlin is a legal practitioner with over 25 years experience as a corporate and commercial solicitor. He has had extensive involvement in the corporate world, especially in relation to the formation, structuring and listing of small to medium sized companies.

Simon is a director of Hindmarsh Resources Ltd, Petratherm Ltd and WCP Diversified Investments Ltd. In recent times he has been a director of Gowit Ltd (now Agincourt Resources Ltd). Simon is a past President of the Save the Children Fund (SA Division) and a past Chairman of Taxation Institute of Australia (SA Division). Simon's knowledge of Australian Corporate Law and ASX listing rules is critical for his role on the board and its committees.

Robert Elliott MBBS, MD, FRACP (Medical Director)
Age: 71

Professor Elliott trained as a Paediatrician at Adelaide University. He moved to New Zealand in 1970 to become the Foundation Professor, Department of Paediatrics at the University of Auckland. Professor Elliott co-founded LCT.

He is an Emeritus Professor of Child Health research, Professor of Paediatrics and a world leader in diabetes and autoimmune related research. Professor Elliott is on the board of the New Zealand Child Health Foundation and the Wings Trust (a NZ trust for the treatment of alcohol and substance abuse). He is also patron of the NZ Cystic Fibrosis Foundation. In 1999 he was awarded a CNZM (a Companion of the New Zealand order of merit) for services to the community.

David Collinson
(Executive Director and Chief Executive Officer)
Age : 57

David Collinson is a New Zealand company director who, with Professor Robert Elliott, founded LCT's research and development activity in 1987 when his son became diabetic at the age of two.

David has contributed a substantial amount of private capital to the establishment of LCT and has been instrumental in raising further funding for the development and growth of LCT. He has been the driving force behind the international development of the company.

David is a director of J Collinson Ltd and is also a director of several new biotechnology companies in the food and health sector. He also founded the New Zealand textile importers institute.

Roger Coats (Non Executive Director)
Age : 43

Roger Coats was educated in Adelaide and previously held senior positions in Europe and Sydney with some of the world's largest financial organisations, including Merrill Lynch, Hambros, ABN AMRO and BNP Paribas. Roger runs the consultancy firm COATS DAY specialising in corporate finance, capital markets origination and risk management assisting companies define strategic corporate direction and risk management.

Roger joined LCT in 2002 specifically to provide the company with expertise in finance and administration, capital raising and capital structuring.

Alfred Vasconcellos Bs-ESc, MEM, HMD
(Executive Director, President & CEO LCT BioPharma Inc)
Appointed Director 28 October 2004
Age: 49

Al Vasconcellos serves as President and CEO of LCT BioPharma. Prior to LCT, Al was President and CEO of Sertoli Technologies Inc., a Sertoli cell therapy company and Chief Operating Officer of the ETEX Corporation, a fully integrated company and a leader in the field of cell and hard tissue regeneration with worldwide sales in the ENT, orthopedic and dental markets.

He was a co-founder of CytoTherapeutics Inc., established the Strategic Market Development Department for Pfizer in New York City and headed R&D for the anesthesia and surgical care division of Kendall.

Al is a medically trained engineer with a business degree from Northwestern University.

Company Secretary

Nick Geddes, FCA, FCIS

Nick is the principal of Australian Company Secretaries, a company secretarial practice, which he formed in 1993. He is a member of the National Council of Chartered Secretaries Australia and Chairman of the NSW Branch of that Institute, with previous experience as a Chartered Accountant and Company Secretary, including investment banking and development and venture capital in Europe, Africa, the Middle East and Asia.

EARNINGS/(LOSS) PER SHARE	Cents
Basic earnings per share	(7.3)

DIVIDENDS

No dividends were paid or declared since the start of the financial year. No recommendation for the payment of a dividend has been made.

Corporate Information

Corporate structure

The companies within the economic entity make up a vertically integrated cell therapy business operating globally, through offices in Australia (Country of incorporation), New Zealand and the United States. The economic entity is a public listed company incorporated and domiciled in Australia.

The economic entity now has three distinct operating divisions:

The research and production division is located in Auckland, New Zealand. This unit is headed by Dr Paul Tan who has extensive international experience in operating research facilities, conducting clinical studies and managing intellectual property portfolios.

The product development division is located in Rhode Island, USA, headed by Alfred Vasconcellos whose experience with CytoTherapeutics, Pfizer and Sertoli is well suited to leading the company through the regulatory pathways of the FDA and negotiations with major pharmaceutical companies. The design of the last stages of pre-clinical trials is critical to gaining acceptance from the regulatory authorities.

Corporate affairs are managed between Auckland (for financial control and reporting under the management of Richard Justice, an experienced CFO with public company experience for companies listed in New Zealand, Canada and the United States), Sydney for company secretarial matters and corporate governance (with Nick Geddes as Company Secretary) and the Melbourne based office (managed by LCT Australia's General Manager, Paris Brooke) focusing on investor relations.

Nature of operations and principal activities

The principal activities during the period beginning 1 July 2004 and ending 30 June 2005 of the companies within the economic entity were:

- the development of cell based medical treatments

There have been no significant changes in the nature of those activities during the financial year.

Employees

The economic entity employed 35 employees as at 30 June 2005. (2004: 28 employees).

Review and Results of Operations

Group Overview

The business of Living Cell Technologies Ltd (LCT) began in 1987 in a quest for a treatment for Type 1 diabetes that would not only minimize or replace daily injections of insulin but would also avoid the long term complications created by the disease.

The past 18 years have seen substantial progress in the research and development program and pre-clinical testing conducted by companies associated with the Directors.

It is the view of the Board of Directors that the company is now poised to make significant progress towards the commercialisation of the company's products, resulting from the company's focus on the implantation of healthy living cells to replace, repair or regenerate diseased or damaged organs, which does not require the use of toxic drugs to prevent rejection.

The company portfolio focuses on treatments for Huntington's disease/stroke/CNS trauma, type I diabetes and haemophilia.

LCT's competitive advantage includes the company's breadth of knowledge in cell therapy, access to high health status pigs and expertise in the processing of cells to GMP manufacturing standards.

During the financial year ended 30 June, 2005 LCT completed and announced results from the first studies in non-human primates for the two lead products; DiabeCell for diabetes and NeurotrophinCell for Huntington's disease.

The company has expended its funds primarily in the preclinical development of its lead products.

Operating Results for the Year

Summarised operating results are as follows:

2005	Revenues	Results
Business segment Research and development and product development	225,855	(6,097,309)
Consolidated entity revenue and profit/(loss) from ordinary activities before income tax expense	225,855	(6,097,309)
Geographic segments		
New Zealand	2,677,409	160,686
USA	1,647,319	(45,204)
Australia	207,457	(15,434,672)
	4,532,185	(15,319,190)
Consolidated entity adjustments	(4,306,330)	9,221,881
Consolidated entity sales and operating profit	225,855	(6,097,309)

Shareholder Returns

Summarised operating results are as follows:

	2005	2004	2003	2002
Basic earning/(loss) per share (cents)	(7.3)	(51.0)	-	-

Review of Financial Condition

Capital Structure

The net assets of the economic entity have increased by $4,460,968 from ($1,325,415) as at 30 June 2004 to $3,135,554 as at 30 June 2005. This increase has largely resulted from share issues raising $10,095,916.

Cash from Operations

Net cash flows from operating activities moved from ($1,272,003)in the previous period to ($6,094,932) in the current period. The increase in cash expenditure from operating activities was largely due to the planned increase in expenditure on research and development activities and associated staff costs.

Liquidity and Funding

The group has $2,648,491 cash in the bank as at 30 June 2005,which based on expected and budgeted expenditure would allow the group to fund current operations for approximately five months. There is an on-going activity to secure additional investment funding which will be raised at appropriate times to support the future growth and development of the operation. Since balance date a further $2,300,000 cash has been raised (sufficient to fund group operations for approximately a further four months)with additional funding arrangements being negotiated with local and international investors, to provide the cash required for general working capital, as the company moves towards clinical trials of the company's products.

Significant Changes in the State of Affairs

The following significant changes in the state of affairs of the parent entity occurred during the financial year:

On 1 September, 2004 the company obtained listing on the Australian Stock Exchange Ltd (ASX).

As at 1 September,2004 the company raised the following capital through a rights and general issue and private placement:

- Rights and general issue -25,716,581 ordinary shares were issued for $5,143,316.
- Private placement -1,500,000 ordinary shares were issued for $300,000.

As at 3 November 2004 the company placed 10,912,866 shares issued for $4,365,146.

During the year convertible notes worth $1,045,848 were converted for 5,175,700 shares and 196,750 shares were issued for options exercised,raising $42,585.

On 30 June 2005 the company issued 625,000 shares to Pancell New Zealand Limited to purchase the assets of the company.

Patents filed and granted during the financial year

During the past year, 8 new patents were filed and in the same period four patents were granted,two each in New Zealand and Australia.

Significant Events after the Balance Date

As at 9 August, 2005 the company had raised $2,300,000 through a placement of ordinary shares to existing shareholders at $0.22 per share.

The placement represents 10,454,545 shares.

Likely Developments and Expected Results

The economic entity expects to maintain the present status and level of operations in the research, development and commercialisation of its 3 product lines.The Directors expect that research and development losses will continue to be made for the year ended 30 June 2006.

Environmental Regulation and Performance

The company's operations are not regulated by any significant environmental regulation under a law of the Commonwealth or of a State or Territory.

Share Options

As at 30 June, 2005 the company had issued 15,964,400 options over ordinary shares. (2004: 13,536,150) All options have no vesting period. Of the total, 12,466,150 have an exercise price of $0.21 and expire on 30 June, 2010 (2004 : 12,536,150), 1,873,250 have an exercise price of $0.22 and expire 30 June, 2008 (2004: 1,000,000) and 1,625,000 have an exercise price of $0.30 and expire on 30 June 2010 (2004 : nil).

Shares issued as a result of the exercise of options

During the financial year the company issued 196,750 shares as a result of options being exercised, 70,000 at $0.21 per share and 126,750 at $0.22 per share. (2004 : nil)

Indemnification and Insurance of Directors and Officers

During or since the end of the financial year the company has not given an indemnity or entered into an agreement to indemnify any of the officers or auditors of the company.

Remuneration Report

Remuneration policy

The performance of the company depends upon the quality of its directors and executives.To prosper,the company must attract, motivate and retain highly skilled directors and executives. To this end,the company provides competitive rewards to attract high calibre executives.

All executives receive a base salary (which is based on factors such as length of service and experience)and entitled to participate in the option arrangements.

Australian based directors and executives receive a superannuation guarantee contribution required by the government, which is currently 9% and do not receive any other retirement benefits.

All remuneration paid to directors and executives is valued at the cost to the company and expensed.Options are valued using the Black-Scholes methodology.

The board policy is to remunerate non-executive directors at market rates for comparable companies for time, commitment and responsibilities.To align directors' interests with shareholder interests the directors are encouraged to hold shares in the company and are able to participate in the employee option plan.

Details of the nature and amount of each element of the emolument of each director of the company and the specified executive officers of the company are detailed on the right:

Remuneration of Directors and Specified Executives

	Primary			Post Employment		Equity	Other	Total
	Salary & Fees	Cash Bonus	Non-Monetary benefits	Super-annuation	Retirement benefits	Options	Bonuses	
Directors								
Michael Yates								
2005	**125,036**	-	-	-	-	104,003	-	**229,039**
2004	12,493	-	-	-	-	-	-	12,493
Simon O'Loughlin								
2005	**40,947**	-	-	4,215	-	34,668	-	**79,830**
2004	6,041	-	-	-	-	-	-	6,041
Robert Elliott								
2005	**163,891**	-	-	-	-	-	-	**163,891**
2004	77,602	-	-	-	-	-	-	77,602
David Collinson								
2005	**171,391**	-	-	-	-	-	-	**171,391**
2004	77,602	-	-	-	-	-	-	77,602
Roger Coats								
2005	**205,005**	-	-	10,652	-	-	-	**215,657**
2004	77,917	-	-	7,013	-	-	-	84,930
Alfred Vasconcellos								
2005	**316,888**	-	-	-	-	121,337	-	**438,225**
Total Remuneration: Directors								
2005	**1,023,158**	-	-	14,867	-	260,008	-	**1,298,033**
2004	251,655	-	-	7,013	-	-	-	258,668
Specified Executives								
Richard Justice								
2005	**100,737**	-	-	-	-	-	-	**100,737**
Paul Tan								
2005	**212,778**	-	-	-	-	69,336	-	**282,114**
2004	43,682	-	-	-	-	-	-	43,682
Paris Brooke								
2005	**24,979**	-	-	-	-	-	-	**24,979**
Total Remuneration: Specified Executives								
2005	**338,494**	-	-	-	-	69,336	-	**407,830**
2004*	156,965							156,965

** Group totals in respect of the financial year ended 2004 do not necessarily equal the sums of amounts disclosed for 2004 for individuals specified in 2005, as different individuals were specified in 2004.*

Michael Yates was Chairman and Director up to 30 November 2004 when he was appointed as Executive Chairman.

Roger Coats was Chief Operating Officer (COO)and Director up to 28 February 2005 when he resigned as COO,remaining as a non- executive director.

Alfred Vasconcellos was President and CEO of LCT BioPharma up to 28 October 2004,when he was also appointed as a director.

Richard Justice was appointed CFO on 10 November 2004.

Paris Brooke was appointed as General Manager LCT Australia Pty Ltd on 1 April 2005.

Remuneration options: Granted and vested during the period

Options are issued to director and executives as part of their remuneration.The options are not issued based on performance criteria, but are issued to the majority of directors and executives of the company to increase goal congruence between executives, directors and shareholders.

The following remuneration options granted to directors or specified executives during the period from 1 July 2004 to 30 June 2005.

Terms & Conditions for Each Grant

	Vested Number	Granted Number	Grant Date	Value per option at grant date ($)**	Exercise Price per share ($)	First Exercise Date	Last Exercise Date
Specified Directors							
Michael Yates	-	450,000	28 Oct 2004	0.36	0.30	15 Nov 2005	15 Nov 2010
Simon O'Loughlin	-	150,000	28 Oct 2004	0.36	0.30	15 Nov 2005	15 Nov 2010
Alfred Vasconcellos	-	525,000	28 Oct 2004	0.36	0.30	15 Nov 2005	15 Nov 2010
Specified Executives							
Paul Tan	-	300,000	28 Oct 2004	0.36	0.30	15 Nov 2005	15 Nov 2010
Total	-	1,425,000					

*** From 1 July 2004,options granted as part of the directors and specified executives remuneration have been valued using a Binomial option pricing model,which takes account of factors including the option exercise price,the current level and volatility of the underlying share price,the risk-free interest rate,expected dividends on the underlying share,current market price of the underlying share and the expected life of the option.*

Proceedings on behalf of the company

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings. The company was not a party to any such proceedings during the year.

Directors' Meetings

The numbers of meetings of directors held during the period and the number of meetings attended by each director were as follows:

	Directors' Meetings
Number of meetings held:	14
Number of meetings attended:	
Michael Yates	13
Simon O'Loughlin	13
Robert Elliott	9
David Collinson	13
Roger Coats	13
Alfred Vasconcellos (eligible to attend 6)	6

Corporate Governance

In recognising the need for the highest standards of corporate behaviour and accountability, the directors of Living Cell Technologies Ltd support and have adhered to the principles of corporate governance.

The company's corporate governance statement is contained in the following section of this annual report.

Auditor's Independence Declaration

The lead auditor's independence declaration for the year ended 30 June 2005 has been received and can be found following the director's report.

Non-Audit Services

There were no non-audit services provided by the entity's auditor, PKF.

Signed in accordance with a resolution of the directors.

Michael Yates, Chairman
Sydney, 13 September 2005

PKF

Chartered Accountants
& Business Advisers

NSW Partnership
ABN 83 236 985 726

Level 10, 1 Margarets Street
Sydney NSW 2000

DX 10173 Sydney Stock Exchange NSW

Tel: 61 2 9251 4100
Fax: 61 2 9240 9821

www.pkf.com.au

A Member Firm of PKF International

Lead auditor's independence declaration Under section 307C of the Corporations Act 2001

To the Directors of Living Cell Technologies Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the year ended 30 June 2005, there have been:

i. no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

ii. no contraventions of any applicable code of professional conduct in relation to the audit.

PKF

PKF
Chartered Accountants & Business Advisers
NSW Partnership

Arthur Milner
Partner

Sydney: 13 September 2005

Corporate Governance Statement

The company was admitted to the Australian Stock Exchange (ASX) on 1 September, 2004 and it was proposed that all of the best practice recommendations of the ASX Corporate Governance Council would be implemented during the financial year ended 30 June, 2005.

Implementation of the Corporate Governance Policy is in progress and the current status is summarised below:

The board of directors of Living Cell Technologies Ltd is responsible for the corporate governance of the consolidated entity. The board guides and monitors the business and affairs of Living Cell Technologies Ltd on behalf of the shareholders by whom they are elected and to whom they are accountable.

The format of the Corporate Governance Statement has changed in comparison to the previous year due to the introduction of the Australian Stock Exchange Corporate Governance Council's (the Council's) "Principles of Good Corporate Governance and Best Practice Recommendations" (the Recommendations). In accordance with the Council's recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which the company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed, together with the reasons for the departure. Living Cell Technologies Ltd's Corporate Governance Statement is now structured with reference to the Corporate Governance Council's principles and recommendations, which are as follows:

Principle 1.	Lay solid foundations for management and oversight
Principle 2.	Structure the board to add value
Principle 3.	Promote ethical and responsible decision making
Principle 4.	Safeguard integrity in financial reporting
Principle 5.	Make timely and balanced disclosure
Principle 6.	Respect the rights of shareholders
Principle 7.	Recognise and manage risk
Principle 8.	Encourage enhanced performance
Principle 9.	Remunerate fairly and responsibly
Principle 10.	Recognise the legitimate interests of stakeholders

Living Cell Technologies Ltd's corporate governance practices were in place throughout the year ended 30 June 2005 and were fully compliant with the Council's best practice recommendations apart from the following recommendations:

Recommendation 2.1 A majority of the board should be independent directors

Due to the size of the company, and the strategic relationships, the directors have determined that it is inappropriate to increase the number of directors to the size where there can be a majority of independent directors.

However, this decision does not limit the size of the board, nor preclude the appointment of additional independent directors in the future.

Recommendation 2.2 The chairman should be an independent director. The chairman, Michael Yates, was an independent director until his appointment as Executive Chairman on 30 November, 2004.

Recommendation 2.4 The board should establish a nomination committee and structure the nomination committee so that it consists of a majority of independent directors and at least three members.

The board established a nomination committee, but due to the size of the board it is not possible to meet the recommendation of having at least three members, the majority of which are independent.

Recommendation 4.3 The board should establish an audit committee and structure the audit committee so that it consists of only non-executive directors, a majority of independent directors and at least three members.

The board established an audit committee, but due to the size of the board it is not possible to meet the recommendation of having at least three members, the majority of which are independent.

Recommendation 8.1 Disclose the process for performance evaluation of the board, its committees and individual directors and key executives. The company has no formal board / committee / director evaluation process at present.

Recommendation 9.2 The board should establish a remuneration committee and structure the remuneration committee so that it consists of a majority of independent directors and at least three members.

The board established a remuneration committee, but due to the size of the board it is not possible to meet the recommendation of having at least three members, the majority of which are independent.

For further information on corporate governance policies adopted by Living Cell Technologies Ltd, refer to our website **www.lctglobal.com**.

Board Composition

The skills, experience and expertise relevant to the position of director held by each director in office at the date of the annual report is included in the Directors' Report on page 31. Directors of Living Cell Technologies Ltd are considered to be independent when they are independent of management and free from any business or other relationship that could materially interfere with - or could reasonably be perceived to materially interfere with - the exercise of their unfettered and independent judgement.

In the context of director independence, "materiality" is considered from both the company and individual director perspective. The determination of materiality requires consideration of both quantitative and qualitative elements. An item is presumed to be quantitatively immaterial if it is equal or less than 5% of the appropriate base amount. It is presumed to be material (unless there is qualitative evidence to the contrary) if it is equal to or greater than 10% of the appropriate base amount. Qualitative factors considered include whether a relationship is strategically important, the competitive landscape, the nature of the relationship and the contractual or other arrangements governing it and other factors which point to the actual ability of the director in question to shape the direction of the company's loyalty.

The names of the independent directors of the company are:

Simon O'Loughlin

Michael Yates was an independent director of the company until 30 November, 2004 when appointed Executive Chairman.

Independent directors have the right to seek independent professional advice in the furtherance of their duties as directors at the company's expense. Written approval must be obtained from the chairman prior to incurring any expense on behalf of the company.

Securities Trading Policy

The company's policy regarding directors and employees trading in its securities is set by the Board. The policy restricts directors and employees from acting on material information until it has been released to the market and adequate time has been given for this to be reflected in the security's prices.

Audit Committee

An Audit Committee has been formed and is responsible for:

• overseeing and appraising the quality of the external audit and the internal control procedures, especially in the following areas:

- financial reporting and practices;

- business ethics, policies and practices;

- accounting policies; and

- management and internal controls;

• providing, through regular meetings, a forum for communication between the board, senior financial management staff involved in internal control procedures and the external auditors; and

• enhancing the credibility and objectivity of financial reports with other interested parties, including creditors, key stakeholders and the general public.

The Audit Committee comprises a minimum of one independent director who will chair the meetings. (Simon O'Loughlin). The Chief Executive Officer (CEO, the Chief Financial Officer (CFO) and the Company Secretary may be invited to attend the meetings but are not be members of the committee. The Audit Committee will meet independently of all employees of the company and with the external auditors at least once a year.

Remuneration Policy

It is the company's objective to provide maximum stakeholder benefit from the retention of a high quality board and executive team by remunerating directors and key executives fairly and appropriately with reference to relevant employment market conditions. The expected outcomes of the remuneration structure are:

• Retention and motivation of key executives

• Attraction of quality management to the company

A full discussion of the company's remuneration philosophy and framework and the remuneration received by directors and executives in the current period, please refer to the remuneration report, which is contained within the Director's Report.

There is no scheme to provide retirement benefits, other than statutory superannuation, to non-executive directors.

Remuneration Committee

The Board is responsible for determining and reviewing compensation arrangements for the directors themselves and the chief executive officer and the executive team.

A Remuneration Committee has been formed to:

- set policies for senior officers' remuneration;
- set policies for directors' remuneration;
- make specific recommendations to the board on remuneration of directors and senior officers;
- set the terms and conditions of employment of a Chief Executive Officer (CEO);
- undertake a detailed review of the CEO's performance, at least annually, including setting, with the CEO, goals for the coming year and reviewing progress in achieving these goals; and
- approve the recommendations of the CEO on the remuneration of all line managers.

It is intended that the Remuneration Committee will comprise two independent directors and that the Remuneration Committee will not contain any executive directors. The Remuneration Committee presently comprises Simon O'Loughlin as an independent director and Michael Yates, Chairman, who until 30 November 2004 was an independent director of the company.

Compliance Committee

A Compliance Committee will be formed to be responsible for:

- setting, reviewing and ratifying corporate compliance policies;
- overseeing the implementation of a corporate compliance system including, but not limited to:
  - liquidity;
  - financial and secretarial;
  - tax returns;
  - licences and permits;
  - safety;
  - environment;
  - industrial relations, including employment contracts;
  - quality assurance, including good manufacturing practice;
  - trade practices;
  - privacy;
  - insurance;
  - risk management; and
  - equal opportunity and anti-discrimination;
- referring to the board, if necessary, any substantial matters arising from compliance reviews.

The Compliance Committee will comprise of at least one independent director. The CEO will also be a member of the committee and act as chairman. Additionally, the Company Secretary will be a member of the committee.

Nomination Committee

A Nomination Committee has been formed to:

- devise criteria for board membership;
- identify specific candidates with skills for nomination;
- provide advice on corporate governance;
- make recommendations to the board for new directors and membership of corporate governance committees;
- assist the chairperson in advising directors about their performance and possible retirement; and
- monitor management succession plans, including the CEO and line management.

The Nomination Committee is chaired by the chairman of the board (Michael Yates) with Simon O'Loughlin a member of the committee as an independent director. The CEO is not a member of the Nomination Committee.

Scientific Committee

The Scientific Committee has been formed and is responsible for review and reporting to the Board of:

- Scientific developments and improvements;
- Regulatory matters associated with the science;
- Feasibility of commercialisation and research of existing and new products; and
- Patents and other intellectual property developments.

The Scientific Committee is chaired by an independent adviser to the Board. The CEO is not a member of the Scientific Committee.

Financial Statements

Statement of Financial Performance

ENDED 30 JUNE 2005	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005 $	2004 $	2005 $	2004 $
REVENUE FROM ORDINARY ACTIVITIES	2	**225,855**	101,472	**99,234**	23,209
Depreciation and amortisation expense	3	**(146,556)**	(53,871)	**(122)**	-
Borrowing costs expense	3	**(7,643)**	(23,015)	**(7,643)**	(23,015)
Salaries and employee benefits expense		**(2,943,666)**	(931,471)	**(196,662)**	(59,784)
Transport costs		**(12,339)**	(1,197)	-	-
Advertising		**(108,514)**	(78,150)	**(2,001)**	-
Lease expenses		**(11,305)**	-	-	-
Research & development		**(1,369,147)**	(541,165)	-	-
Writedown loans to recoverable amounts		**46,134**	(46,134)	**(7,223,197)**	(9,672,076)
Goodwill on consolidation written off		-	(8,150,091)	-	-
Rent expense		**(162,788)**	(55,422)	**(3,700)**	-
Travel expenses		**(288,792)**	(115,248)	**(57,555)**	-
Professional fees		**(767,732)**	(224,275)	**(493,538)**	(33,762)
Other expenses from ordinary activities		**(550,816)**	(189,200)	**(72,564)**	(14,344)
PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE		**(6,097,309)**	(10,307,767)	**(7,957,748)**	(9,779,772)
INCOME TAX EXPENSE RELATING TO ORDINARY ACTIVITIES	4	-	-	-	-
PROFIT (LOSS) FROM ORDINARY ACTIVITIES AFTER INCOME TAX EXPENSE		**(6,097,309)**	(10,307,767)	**(7,957,748)**	(9,779,772)
NET PROFIT (LOSS)		**(6,097,309)**	(10,307,767)	**(7,957,748)**	(9,779,772)
NET PROFIT (LOSS) ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY	18	**(6,097,309)**	(10,307,767)	**(7,957,748)**	(9,779,772)
TOTAL CHANGES IN EQUITY OTHER THAN THOSE RESULTING FROM TRANSACTIONS WITH OWNERS AS OWNERS ATTRIBUTABLE TO MEMBERS OF THE PARENT ENTITY		**(6,097,309)**	(10,307,767)	**(7,957,748)**	(9,779,772)
Basic earnings per share (cents per share)		**(7.3)**	(51.0)		

The Statement of Financial Performance is to be read in conjunction with the Notes to the Financial Statements.

Statement of Financial Position

AS AT	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
CURRENT ASSETS					
Cash assets		**2,648,491**	485,730	**1,777,196**	-
Receivables	5	**42,864**	112,562	**16,321**	10,125
Inventories	6	**16,308**	30,073	-	-
Other	7	**10,166**	298	**61**	15
TOTAL CURRENT ASSETS		**2,717,829**	628,663	**1,793,578**	10,140
NON-CURRENT ASSETS					
Receivables	8	-	-	**30,777**	975,005
Property, plant and equipment	11	**882,387**	678,483	**10,303**	-
Self-generating and regenerating assets	30	**344,498**	-	**344,498**	-
TOTAL NON-CURRENT ASSETS		**1,226,885**	678,483	**385,578**	975,005
TOTAL ASSETS		**3,944,714**	1,307,146	**2,179,156**	985,145
CURRENT LIABILITIES					
Payables	13	**740,360**	1,554,161	**380,101**	736,301
Interest-bearing liabilities	14	**23,904**	832,873	-	830,129
Provisions	15	**42,110**	23,284	-	-
TOTAL CURRENT LIABILITIES		**806,374**	2,410,318	**380,101**	1,566,430
NON-CURRENT LIABILITIES					
Interest-bearing liabilities	16	**2,786**	222,243	-	216,136
TOTAL NON-CURRENT LIABILITIES		**2,786**	222,243	-	216,136
TOTAL LIABILITIES		**809,160**	2,632,561	**380,101**	1,782,566
NET ASSETS (DEFICIENCY)		**3,135,554**	(1,325,415)	**1,799,055**	(797,421)
EQUITY					
Parent entity interest					
Contributed equity	17	**19,536,574**	8,982,351	**19,536,575**	8,982,351
Retained profits/(Accumulated losses)	18	**(16,401,020)**	(10,307,766)	**(17,737,520)**	(9,779,772)
Total parent entity interest in equity		**3,135,554**	(1,325,415)	**1,799,055**	(797,421)
TOTAL EQUITY (DEFICIENCY)		**3,135,554**	(1,325,415)	**1,799,055**	(797,421)

The Statement of Financial Position is to be read in conjunction with the Notes to the Financial Statements.

Statement of Cash Flows

ENDED	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers		**5,110**	9,814	**-**	1,181
Payments to suppliers and employees		**(6,252,842)**	(1,287,560)	**(685,770)**	(51,864)
Dividend received		**384**	-	**-**	-
Interest received		**160,059**	28,758	**18,066**	21,186
Borrowing costs		**(7,643)**	(23,015)	**(7,643)**	(23,015)
NET CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES	19(a)	**(6,094,932)**	(1,272,003)	**(675,347)**	(52,512)
CASH FLOWS FROM INVESTING ACTIVITIES					
Purchase of property, plant and equipment		**(417,755)**	(735,502)	**-**	-
Purchase of self-generating and regenerating assets		**(45,955)**	-	**(45,955)**	-
Purchase of shares/acquisition of subsidiary		**-**	(1,273,435)	**-**	(1,133,001)
Advances to employees		**-**	(632)	**-**	-
Advances to related parties and subsidiaries		**-**	-	**-**	(2,485,401)
Repayment of advances to related parties		**-**	(64,487)	**-**	-
Purchase of controlled entity		**-**	152,024	**-**	-
NET CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES		**(463,710)**	(1,922,032)	**(45,955)**	(3,618,402)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of ordinary shares		**10,095,916**	2,598,417	**10,095,916**	2,598,417
Payment of share issue costs		**(593,921)**	(644,746)	**(593,921)**	(644,746)
Proceeds from borrowings - other		**(780,592)**	1,726,094	**(7,003,497)**	1,717,243
NET CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES		**8,721,403**	3,679,765	**2,498,498**	3,670,914
NET INCREASE/(DECREASE) IN CASH HELD		**2,162,761**	485,730	**1,777,196**	-
Add opening cash brought forward		**485,730**	-	**-**	-
CLOSING CASH CARRIED FORWARD	19(b)	**2,648,491**	485,730	**1,777,196**	-

The Statement of Cash Flows is to be read in conjunction with the Notes to the Financial Statements.

Notes to the Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of accounting

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared in accordance with the historical cost convention.

(b) Changes in accounting policies and accounting period

There have been no changes in the accounting policies for the period beginning 1 July 2004 and ending 30 June 2005.

The accounting policies adopted were adopted for the first time last year, being the first financial statements prepared since incorporation of the company on 17 March, 2003. Consequently, the comparative figures in the financial statements reflect the results of the operations of the Economic Entity for the period beginning 17 March, 2003 and ending 30 June 2004.

(c) Principles of consolidation

The consolidated financial statements are those of the consolidated entity, comprising Living Cell Technologies Ltd (the parent entity) and all entities which Living Cell Technologies Ltd controlled during the year and at balance date.

Information from the financial statements of subsidiaries is included from the date the parent company obtained control until such time as control ceases. Where there is loss of control of a subsidiary, the consolidated financial statements include the results for the part of the reporting period during which the parent company had control.

Subsidiary acquisitions are accounted for using the purchase method of accounting.

The financial statements of subsidiaries are prepared for the same reporting period as the parent entity, using consistent accounting policies. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

All intercompany balances and transactions, including unrealised profits arising from intra-group transactions, have been eliminated in full. Unrealised losses are eliminated unless costs cannot be recovered.

(d) Foreign currencies

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Translation of financial reports of overseas operations

All overseas operations are deemed integrated as each is financially and operationally dependent on Living Cell Technologies Ltd. The financial reports of overseas operations are translated using the temporal rate method and any exchange differences are recognised as revenues or expenses in net profit or loss.

(e) Cash and cash equivalents

Cash on hand and in banks and short-term deposits are stated at nominal value.

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash within 2 working days, net of outstanding bank overdrafts.

Bank overdrafts are carried at the principal amount. Interest is charged as an expense as it accrues.

(f) Receivables

Trade receivables are recognised and carried at original invoice amount less a provision for any uncollectable debts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written-off as incurred.

Bills of exchange and promissory notes are measured at the lower of cost and net realisable value.

(g) Investments

Non-current investments are carried at the lower of cost and recoverable amount. The carrying amount of non-current investments is reviewed annually by directors to ensure that it is not in excess of the recoverable amount of these investments.

(h) Inventories

Inventories consist of materials used in laboratory testing and are valued at the lower of cost or net realisable value.

(i) Recoverable Amount

Non-current assets measured using the cost basis are not carried at an amount above their recoverable amount and where a carrying value exceeds the recoverable amount, the asset is written down.

(j) Property, plant and equipment

Cost and valuation

All classes of property, plant and equipment are measured at cost.

Depreciation

Depreciation is provided on a diminishing value basis on all property, plant and equipment.

	2005	2004
Leasehold improvements	9.5%	9.5%
Plant and equipment	15% - 31%	15% - 31%
Motor vehicles	26%	26%
Furniture and fittings	9% - 26%	9% - 26%
Office equipment	11% - 48%	11% - 48%

(k) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

Finance leases

Leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the group are capitalised at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognised. Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the Statement of Financial Performance.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

(l) Intangibles

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity. Goodwill arising on the purchase of the LCT Products Group was charged to profit/(loss) from ordinary activities before income tax in the period ending 30 June 2004.

(m) Payables

Liabilities for trade creditors and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(n) Interest-bearing liabilities

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

Finance lease liability is determined in accordance with the requirements of AASB 1008 "Leases".

(o) Provisions

Provisions are recognised when the economic entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

(p) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(q) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

(r) Taxes

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax.

The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

Where assets are revalued no provision for potential capital gains tax has been made.

Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST except:

• where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

• receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Statement of Financial Position.

Cash flows are included in the Statement of Cash Flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(s) Employee benefits

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, and long service leave.

Liabilities arising in respect of wages and salaries, annual leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled.

All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date.

In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

• wages and salaries, non-monetary benefits, annual leave, long service leave, and other leave benefits are charged against profits on a net basis in their respective categories.

(t) Earnings per share

Basic EPS is calculated as net profit/(loss) attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

(u) Research and development costs

Currently, research and development costs as incurred are charged to profit/(loss) from ordinary activities before income tax as reasonable doubt exists that sufficient future benefits will be derived so as to recover the costs.

	ECONOMIC ENTITY		PARENT COMPANY	
	2005	2004	2005	2004
	$	$	$	$
2. REVENUE FROM ORDINARY ACTIVITIES				
Revenues from operating activities				
Revenue from sale of goods	**4,542**	791	**3,469**	-
Revenues from non-operating activities				
Management fees	-	-	**17,115**	-
Dividends and distributions				
Other related parties				
Other corporations	**384**	-	-	-
Total dividends and distributions	**384**	-	-	-
Interest				
Other persons/corporations	**160,059**	28,758	**18,066**	21,186
Total interest	**160,059**	28,758	**18,066**	21,186
Other income	**60,870**	71,923	**60,584**	2,023
Total revenues from non-operating activities	**221,313**	100,681	**95,765**	23,209
Total revenues from ordinary activities	**225,855**	101,472	**99,234**	23,209

Notes	ECONOMIC ENTITY		PARENT COMPANY	
	2005 $	2004 $	2005 $	2004 $

3. EXPENSES AND LOSSES/(GAINS)

(A) Expenses

	2005 $	2004 $	2005 $	2004 $
Depreciation of non-current assets				
Plant and equipment	**62,679**	23,802	**-**	-
Leasehold improvements	**39,964**	-	**67**	-
Motor vehicles	**1,414**	835	**-**	-
Office furniture and equipment	**35,845**	10,843	**-**	-
Furniture, fixtures and fittings	**6,656**	18,391	**55**	-
Total depreciation of non-current assets	**146,558**	53,871	**122**	-
Borrowing costs expensed				
Interest expense	**7,643**	23,015	**7,643**	23,015
Total borrowing costs	**7,643**	23,015	**7,643**	23,015
Decrement in value of non-current assets consists of the following:	**(46,134)**	8,196,225	**7,223,197**	9,672,076
(i) Goodwill on Consolidation Written Off **(refer 3 (a))**	**-**	8,150,091	**-**	-
(ii) Provision for Diminution in Value of Loans **(refer 3 (b))**				
- Subsidiary companies	**-**	-	**7,223,197**	1,510,395
- Director-related entities	**(46,134)**	46,134	**-**	-
(iii) Provision for Diminution in Value of Investment				
- Subsidiary Company **(refer 3 (c))**	**-**	-	**-**	8,161,681
Total decrement in value of non-current assets	**(46,134)**	8,196,225	**-**	9,672,076

(a) Goodwill on Consolidation Written Off represents the net cost of intangible assets comprised in the acquisition of LCT Products Pty Ltd (formerly Living Cell Technologies Pty Ltd) on 15 January, 2004. The intangible assets represented accumulated research, development and product development costs incurred by Diatranz Ltd prior to the acquisition of the business by LCT Products Pty Ltd on 17 October, 2003 and subsequent costs incurred to 15 January, 2004.

(b) Provision for Diminution in Value of Loans represents funds advanced to subsidiary/associated companies for research, development and product development and at period end not represented by tangible assets.

(c) Provision for Diminution in Value of Investments - Subsidiary Company represents the intangible assets included in LCT Products Pty Ltd on acquisition on 15 January, 2004 as referred to in (a) above.

(B) Losses/(gains)

	2005 $	2004 $	2005 $	2004 $
Net loss/(gain) on disposal of property, plant and equipment	**-**	3,149	**-**	-
Net foreign currency (gains)/losses	**(47,644)**	16,537	**(3,870)**	-

	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005	2004	2005	2004
		$	$	$	$
4. INCOME TAX					
The prima facie tax/(benefit), using tax rates applicable in the country of operation, on profit/(loss) and extraordinary items differs from the income tax/(benefit) provided in the financial statements as follows:					
Prima facie tax/(benefit) on profit/(loss) from ordinary activities		**(1,855,230)**	(3,092,330)	**(2,387,325)**	(2,933,932)
Tax effect of permanent differences					
Non-deductible research and development expenditure		**-**	651,539	**-**	-
Deductible capital expenditure		**(38,939)**	(38,879)	**(38,939)**	(38,879)
Unrealised foreign exchange gains		**(7,835)**	7,272	**(16,363)**	-
Write-downs to recoverable amounts		**-**	2,458,868	**2,166,959**	2,901,623
Tax effect of timing differences		**5,352**	-	**-**	-
Other items (net)		**5,663**	9,367	**431**	-
Write off future income tax benefit due to lack of virtual certainty		**1,890,989**	4,163	**275,237**	71,188
Income tax expense/(benefit) attributable to ordinary activities		**-**	-	**-**	-
5. RECEIVABLES (CURRENT)					
Trade debtors	5(b)	**7,646**	132	**7,204**	-
Sundry debtors	5(b)	**5,529**	6,592	**647**	-
Goods and Services Tax receivable		**-**	-	**8,470**	10,125
Loans to director related entity	26	**-**	18,353	**-**	-
Other receivables	5(b)	**29,689**	87,485	**-**	-
		42,864	112,562	**16,321**	10,125
(a) Total related party receivables					
Director-related entities					
- Pancell Ltd	26	**-**	18,353	**-**	-
		-	18,353	**-**	-

(b) Terms and conditions

(i) Trade debtors are non-interest bearing and generally on 30 day terms.

(ii) Sundry debtors and other receivables are non-interest bearing and have repayment terms between 30 and 90 days.

	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
6. INVENTORIES (CURRENT)					
Raw materials and stores					
Stores at cost		**16,308**	30,073	-	-
		16,308	30,073	-	-
Total inventories at lower of cost and net realisable value		**16,308**	30,073	-	-
7. OTHER CURRENT ASSETS					
Prepayments		**10,105**	283	-	-
Other current assets		**61**	15	**61**	15
		10,166	298	**61**	15
8. RECEIVABLES (NON-CURRENT)					
Loans to director related entity - Pancell Ltd	26	-	46,134	-	-
Related party receivables					
Wholly-owned group					
- controlled entities	26	-	-	**8,764,369**	2,485,401
- provision for diminution	26	-	(46,134)	**(8,733,592)**	(1,510,396)
		-	(46,134)	**30,777**	975,005
		-	-	**30,777**	975,005
9. OTHER FINANCIAL ASSETS (NON-CURRENT)					
Investments at cost comprise:					
Shares					
Controlled entities - unlisted	10	-	-	**8,161,681**	8,161,681
Provision for diminution in value of investment	3 (c)	-	-	**(8,161,681)**	(8,161,681)

10. INTERESTS IN SUBSIDIARIES

Name	Country of Incorporation	Percentage of Equity Interest held by the consolidated entity 2005	Percentage of Equity Interest held by the consolidated entity 2004	Investment 2005	Investment 2004
LCT Products Pty Ltd	Australia	**100**	100	**8,161,681**	8,161,681
LCT Australia Pty Ltd	Australia	**100**	100	-	-
Living Cell Technologies New Zealand Ltd	New Zealand	**100**	100	-	-
(formerly Diatranz New Zealand Ltd, name change effective 10 February, 2005)					
LCT BioPharma Inc.	USA	**100**	100	-	-
Fac8Cell Pty Ltd	Australia	**100**	100	-	-
DiaBCell Pty Ltd	Australia	**100**	100	-	-
Neurotrophin Cell Pty Ltd	Australia	**100**	100	-	-
				8,161,681	8,161,681

	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005	2004	2005	2004
		$	$	$	$
11. PROPERTY, PLANT AND EQUIPMENT					
PROPERTY					
Leasehold improvements					
At cost		**457,477**	418,393	**7,707**	-
Accumulated amortisation		**(71,471)**	(29,843)	**(66)**	-
	11(a)	**386,006**	388,550	**7,641**	-
Total leasehold improvements		**386,006**	388,550	**7,641**	-
PLANT AND EQUIPMENT					
Plant & machinery					
At cost		**458,245**	238,104	**-**	-
Accumulated depreciation		**(97,214)**	(32,856)	**-**	-
	11(a)	**361,031**	205,248	**-**	-
Motor vehicles					
At cost		**6,536**	6,140	**-**	-
Accumulated depreciation		**(2,538)**	(1,065)	**-**	-
	11(a)	**3,998**	5,075	**-**	-
Office equipment					
At cost		**114,281**	63,371	**-**	-
Accumulated depreciation		**(45,398)**	(9,277)	**-**	-
	11(a)	**68,883**	54,094	**-**	-
Furniture, fixtures and fittings					
At cost		**72,324**	28,569	**2,717**	-
Accumulated depreciation		**(9,855)**	(3,053)	**(55)**	-
	11(a)	**62,469**	25,516	**2,662**	-
Total plant and equipment		**496,381**	289,933	**2,662**	-
Total property, plant and equipment					
Cost		**1,108,863**	754,577	**10,424**	-
Accumulated depreciation and amortisation		**(226,476)**	(76,094)	**(121)**	-
Total written down amount		**882,387**	678,483	**10,303**	-

	Notes	ECONOMIC ENTITY	PARENT COMPANY
		2005	2005
		$	$

11. PROPERTY, PLANT AND EQUIPMENT (cont'd)

(a) Reconciliations

Reconciliations of the carrying amounts of property, plant and equipment at the beginning and end of the current financial year.

	ECONOMIC ENTITY 2005 $	PARENT COMPANY 2005 $
Property		
Leasehold Improvements		
Carrying amount at beginning	388,550	-
Additions	4,387	-
Additions through acquisition of entities / operations	7,708	7,708
Depreciation expense	(39,964)	(67)
Net foreign currency movements arising from self-sustaining foreign operation	25,325	-
	386,006	7,641
Plant and Equipment		
Plant and machinery		
Carrying amount at beginning	205,248	-
Additions	206,194	-
Depreciation expense	(62,679)	-
Net foreign currency movements arising from self-sustaining foreign operation	12,268	-
	361,031	-
Motor vehicles		
Carrying amount at beginning	5,075	-
Depreciation expense	(1,414)	-
Net foreign currency movements arising from self-sustaining foreign operation	337	-
	3,998	-
Office equipment		
Carrying amount at beginning	54,094	-
Additions	46,303	-
Depreciation expense	(35,845)	-
Net foreign currency movements arising from self-sustaining foreign operation	4,331	-
	68,883	-
Furniture, fixtures and fittings		
Carrying amount at beginning	25,516	-
Additions	39,262	-
Additions through acquisition of entities / operations	2,717	2,717
Depreciation expense	(6,656)	(55)
Net foreign currency movements arising from self-sustaining foreign operation	1,630	-
	62,469	2,662

	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005 $	2004 $	2005 $	2004 $
12. DEFERRED TAX ASSETS					
Future income tax benefit		-	-	-	-
Future income tax benefits not brought to account, the benefits of which will only be realised if the conditions for deductibility set out in Note 1 (r) occur					
- timing differences		-	7,684	-	-
- tax losses		**2,223,431**	332,442	**346,424**	71,188
		2,223,431	340,126	**346,424**	71,188
13. PAYABLES (CURRENT)					
Trade creditors		**634,112**	644,318	**127,463**	65,323
Other creditors		**106,248**	198,116	**252,638**	-
Convertible notes	13(a)	-	670,978	-	670,978
Goods and services tax		-	40,749	-	-
		740,360	1,554,161	**380,101**	736,301
Aggregate amounts payable to related parties:					
Other related parties					
- additional related parties	26	**56,892**	-	**247,414**	-
		56,892	-	**247,414**	-

(a) Terms and conditions relating to the above financial instruments:

(i) A convertible note of $529,535 which was interest free was held by the David Collinson Family Trust of which David Collinson is a trustee. David Collinson is a director of Living Cell Technologies Ltd. The convertible note was repayable within 45 days after a notice of demand is made. The holder had the right convert the outstanding amount at any time to ordinary shares at a rate of $0.20. On 25 August 2004 the outstanding amount was converted to 2,647,675 shares.

(ii) A convertible note of $141,443 which was interest free was held by Michael Yates and Ingrid Yates. Michael Yates is a director of the company. The convertible note was repayable within 45 days after a notice of demand is made. The holder had the right to convert the outstanding amount at any time to ordinary shares at a rate of $0.20. On 25 August 2004 the outstanding amount was converted to 707,214 shares.

	Notes	2005 $	2004 $	2005 $	2004 $
14. INTEREST-BEARING LIABILITIES (CURRENT)					
Lease liability	20	**23,904**	2,744	-	-
Unsecured					
- convertible notes	14(a)	-	830,129	-	830,129
		-	830,129	-	830,129
		23,904	832,873	-	830,129

(a) Terms and conditions relating to the above financial instruments

Convertible notes as at 30 June 2005 were nil. As at 30 June 2004 the convertible notes consisted of the following:

(i) Six B Class convertible notes of $113,354 with an interest rate of 5% per annum convertible to ordinary shares at a rate of $0.21 and held by the Avery Foundation. These 6 notes were paid out, together with interest in August 2004.

(ii) One D Class convertible note of $150,000 with an interest rate of 11% per annum held by Taycol Nominees Pty Ltd. This note was converted to shares in August 2004.

	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005	2004	2005	2004
		$	$	$	$
15. PROVISIONS (CURRENT)					
Employee benefits	21	**42,110**	23,284	-	-
		42,110	23,284	-	-
16. INTEREST-BEARING LIABILITIES (NON-CURRENT)					
Lease liability	20	**2,786**	6,107	-	-
Unsecured					
- convertible notes	16(a)	-	216,136	-	216,136
		2,786	222,243	-	216,136

(a) Terms and conditions relating to the above financial instruments

(i) As at 30 June 2005 convertible notes were nil. As at 30 June 2004 one C Class convertible note of $216,136 with an interest rate of 5% per annum convertible to ordinary shares at a rate of $0.21 was held by the Avery Foundation. This note was converted to shares in November 2004.

17. CONTRIBUTED EQUITY

(a) Issued and paid up capital

	2005	2004	2005	2004
Ordinary shares fully paid	**19,536,574**	8,982,351	**19,536,575**	8,982,351
	19,536,574	8,982,351	**19,536,575**	8,982,351

(b) Movements in shares on issue

	2005 Number of shares	2005 $	2004 Number of shares	2004 $
Beginning of the financial year	**48,672,968**	**8,982,351**	-	-
Issued during the year				
- private share issues and issues to contractors	**12,453,682**	**4,685,146**	1,429,566	178,417
- public equity raising	**20,022,370**	**4,004,474**	12,100,000	2,420,000
- rights issue	**5,694,211**	**1,138,842**	-	-
- convertible notes converted	**5,175,700**	**1,045,848**	-	-
- options exercised	**196,750**	**42,585**	-	-
- purchase of Living Cell Products Pty Ltd	-	-	35,143,402	7,028,680
- purchase of assets of Pancell New Zealand Ltd	**625,000**	**231,250**	-	-
Transaction costs in capital raising	-	**(593,921)**	-	(644,746)
End of the financial year	**92,840,681**	**19,536,575**	48,672,968	8,982,351

	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005	2004	2005	2004
		$	$	$	$
18. RESERVES AND RETAINED PROFITS					
Retained profits/(accumulated losses)	18(a)	**(16,401,020)**	(10,307,766)	**(17,737,520)**	(9,779,772)
(a) Retained profits/(accumulated losses)					
Balance at the beginning of year		**(10,303,708)**	-	**(9,779,772)**	-
Net profit/(loss) attributable to members of the economic entity		**(6,097,312)**	(10,307,766)	**(7,957,748)**	(9,779,772)
Balance at end of year		**(16,401,020)**	(10,307,766)	**(17,737,520)**	(9,779,772)

	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005	2004	2005	2004
		$	$	$	$
19. STATEMENT OF CASH FLOWS					
(a) Reconciliation of the net profit/(loss) after tax to the net cash flows from operations					
Net profit/(loss)		**(6,097,309)**	(10,307,766)	**(7,957,748)**	(9,779,772)
Non-Cash Items					
Depreciation of non-current assets		**146,558**	53,871	**122**	-
Decrement in value of non-current assets	3(A)	**(46,134)**	8,196,225	**7,223,197**	9,672,076
Net (profit)/loss on disposal of property, plant and equipment		**-**	3,149	**-**	-
Net foreign currency (gains)/losses		**(47,644)**	16,537	**-**	-
Changes in assets and liabilities					
(Increase)/decrease in trade and other receivables		**69,698**	(95,895)	**(7,851)**	-
(Increase)/decrease in goods and services tax receivable		**-**	-	**1,655**	(10,140)
(Increase)/decrease in inventory		**13,765**	(30,073)	**-**	-
(Increase)/decrease in prepayments and other current assets		**(9,868)**	(283)	**(46)**	-
(Decrease)/increase in trade and other creditors		**(102,074)**	825,897	**65,324**	65,324
(Decrease)/increase in goods and services tax payable		**(40,749)**	40,749	**-**	-
(Decrease)/increase in employee entitlements		**18,826**	23,284	**-**	-
Net cash flow from operating activities		**(6,094,931)**	(1,274,305)	**(675,347)**	(52,512)
(b) Reconciliation of cash					
Cash balance comprises:					
- cash at bank		**2,648,491**	485,730	**1,777,196**	-
Closing cash balance		**2,648,491**	485,730	**1,777,196**	-

(c) Acquisition of Controlled Entity

There were no acquisitions in the 2005 year.

(d) Disposal of Controlled Entity

There were no disposals in the 2005 financial year.

		2005 $	2004 $	2005 $	2004 $

20. EXPENDITURE COMMITMENTS

(a) Lease expenditure commitments

	Notes	2005 $	2004 $	2005 $	2004 $
(i) Operating leases (non-cancellable):					
Minimum lease payments	20(c)				
- not later than one year		**102,939**	37,717	-	-
- later than one year and not later than five years		**411,757**	43,978	-	-
- later than five years		**425,850**	4,581	-	-
- aggregate lease expenditure contracted for at reporting date		**940,546**	86,276	-	-
Aggregate expenditure commitments comprise:					
Aggregate lease expenditure contracted for at reporting date		-	86,276	-	-
(ii) Finance leases:					
- not later than one year		**24,570**	4,432	-	-
- later than one year and not later than five years		**2,786**	6,107	-	-
- total minimum lease payments		**27,356**	10,539	-	-
- future finance charges		**(666)**	(1,688)	-	-
- lease liability		**26,690**	8,851	-	-
- current liability		**23,904**	2,744	-	-
- non-current liability		**2,786**	6,107	-	-
		26,690	8,851	-	-
Total lease liability accrued for:					
Current					
- finance leases		**23,904**	2,744	-	-
		23,904	2,744	-	-
Non-Current					
- finance leases		**2,786**	6,107	-	-
		2,786	6,107	-	-
		26,690	8,851	-	-

Notes

(b) The lease of offices and laboratories in Papatoetoe, New Zealand, is a non-cancellable lease with a 5 year term renewable for a further 5 years and rent payable monthly in advance. Contingent rental provisions require the minimum lease payments shall be reviewed every 2 years. The animal laboratory lease is a non-cancellable lease with a 6 year term and a right of renewal for a further 6 year term, with rent payable monthly in advance. Contingent rental provisions require the minimum lease payments shall be reviewed every 2 years.

(c) The carrying amount of the finance lease assets as at 30 June 2005 is $68,351. (2004:$9,703)

	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $

21. EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

Employee Benefits

The aggregate employee benefit liability is comprised of:

Accrued wages, salaries and on costs	**33,145**	168,455	-	-
Provisions (current)	**42,110**	23,284	-	-
	75,255	191,739	-	-

Employee Share Scheme

Information with respect to the number of options granted under the employee share incentive scheme is as follows:

		2005		2004	
		Number of options	**Weighted average exercise price**	Number of options	Weighted average exercise price
Balance at beginning of year		**552,500**	**0.21**	-	-
- granted	21(a)	**1,625,000**	**0.30**	552,500	0.21
Balance at end of year		**2,177,500**	**0.28**	552,500	0.21

(a) Options granted during the reporting period

The following table summarises information about options granted by Living Cell Technologies Ltd to employees during the year:

	2005	2004
Grant date	**15 November 2004**	15 January 2004
Vesting date	**15 November 2004**	15 January 2004
Expiry Date	**15 November 2011**	30 June 2010
Weighted average exercise price	**$0.30**	$0.21

22. SUBSEQUENT EVENTS

After balance date,the parent entity completed equity raising totalling $2,300,000 through placement of ordinary shares to existing shareholders at $0.22 per share. As a result, the group's total equity has changed from $3,135,555 at 30 June, 2005 to an estimated balance of $5,435,555 after completion of the equity raising as at 9 August 2005.

The financial effect of the above event has not been recognised in the Statement of Financial Position as at 30 June 2005.

	ECONOMIC ENTITY	
	2005	**2004**
23. EARNINGS PER SHARE		
The following reflects the income and share data used in the calculations of basic and diluted earnings per share:		
Net profit/(loss)	**(6,097,309)**	(10,307,767)
Earnings/(loss)used in calculating basic and diluted earnings/(loss)per share	**(6,097,309)**	(10,307,767)
	Number of shares	**Number of shares**
Weighted average number of ordinary shares used in calculating basic earnings per share	**83,500,010**	20,211,731

	Notes	ECONOMIC ENTITY		PARENT COMPANY	
		2005 $	2004 $	2005 $	2004 $
24. AUDITORS' REMUNERATION					
Amounts received or due and receivable by PKF, NSW Partnership, the auditor of the parent entity for:					
– an audit or review of the financial report of the entity and any other entity in the consolidated entity		**61,270**	-	**61,270**	-
		61,270	-	**61,270**	-
Amounts received or due and receivable by auditors, other than PKF, NSW Partnership, for:					
– an audit or review of the financial report of subsidiary entities		**20,695**	6,595	-	-
		81,965	6,595	**61,270**	-

25. DIRECTOR AND EXECUTIVE DISCLOSURES

(a) Details of Directors and Specified Executives

(i) Directors

Michael Yates	Executive Chairman
Simon O'Loughlin	Non-Executive Director
Robert Elliott	Medical Director
David Collinson	Executive Director and Chief Executive Officer
Roger Coats	Non Executive Director
Alfred Vasconcellos	Executive Director, President & CEO LCT BioPharma Inc

(ii) Specified executives

Richard Justice	Chief Financial Officer
Paul Tan	Manager LCT New Zealand
Paris Brooke	Manager LCT Australia

Michael Yates was Chairman and Director up to 30 November 2004 when he was appointed as Executive Chairman.

Roger Coats was Chief Operating Officer (COO) and Director up to 28 February 2005 when he resigned as COO, remaining as a non-executive director.

Alfred Vasconcellos was President and CEO of LCT BioPharma up to 28 October 2004, when he was also appointed as a director.

Richard Justice was appointed CFO on 10 November 2004.

Paris Brooke was appointed as General Manager LCT Australia Pty Ltd on 1 April 2005.

(b) Option holdings of directors and specified executives

	Balance at beginning of period 1 July 2004	Granted as Remuneration	Options Exercised	Net Change Other	Balance at end of period 30 June 2005	Vested at 30 June 2005 Total	Not exercisable	Exercisable
Directors								
Michael Yates	-	-	-	450,000	450,000	450,000	450,000	-
Simon O'Loughlin	-	-	-	150,000	150,000	150,000	150,000	-
Robert Elliott	2,123,300	-	-	-	2,123,300	2,123,300	-	2,123,300
David Collinson	2,123,300	-	-	-	2,123,300	2,123,300	-	2,123,300
Roger Coats	1,498,720	-	-	-	1,498,720	1,498,720	-	1,498,720
Alfred Vasconcellos	-	-	-	525,000	525,000	525,000	525,000	-
Specified Executives								
Richard Justice	-	-	-	-	-	-	-	-
Paul Tan	-	-	-	300,000	300,000	300,000	-	300,000
Paris Brooke	-	-	-	-	-	-	-	-
Total	5,745,320			1,425,000	7,170,320	7,170,320	1,125,000	6,045,320

(c) Shareholdings of Directors and Specified Executives

30 JUNE 2005	Balance 1 July 2004 Ord	Received as Remuneration Ord	Options Exercised Ord	Net Change Other Ord	Balance 30 June 2005 Ord
Directors					
Michael Yates	-	-	-	1,033,301	1,033,301
Simon O'Loughlin	-	-	-	210,000	210,000
Robert Elliott	1,862,638	-	-	-	1,862,638
David Collinson	6,979,981	-	-	2,541,371	9,521,352
Roger Coats	169,543	-	-	23,457	193,000
Alfred Vasconcellos	115,031	-	-	-	115,031
Specified Executives					
Richard Justice	-	-	-	-	-
Paul Tan	-	-	-	-	-
Paris Brooke	-	-	-	-	-
Total	9,127,193			3,808,129	12,935,322

(d) Loans to directors and specified executives

There have been no loans made to directors or specified executives during the year from 1 July 2004 to 30 June 2005.

(e) Other transactions and balances with directors and specified executives

Services

Mr S O'Loughlin is a partner of O'Loughlins Lawyers which provided legal services to the economic entity. During the period from 1 July, 2004 to 30 June, 2005 services rendered by O'Loughlin Lawyers to the economic entity totalled $1,276, excluding GST (2004 :$35,663).

26. RELATED PARTY DISCLOSURES

Director-related entity transactions

Pancell New Zealand Limited whose directors and shareholders are Robert Elliott, David Collinson and Sandy Ferguson, supplied Auckland Island pig cells to the economic entity. The economic entity financed the activities of Pancell New Zealand Limited with a monthly payment of NZ$12,000. An option to purchase the assets or shares of Pancell New Zealand Ltd by the economic entity was signed on 23 April, 2003, with consideration being NZ$300,000 plus GST increasing by NZ$15,000 per month commencing April, 2003.

On 27 May 2005 the shareholders of Living Cell Technologies Limited approved and authorised the issue of 625,000 ordinary shares in the capital of the Company to Pancell New Zealand Limited at 0.37 cents, being $231,250, with the balance of the purchase price of the assets of Pancell New Zealand Limited (including the Auckland Island pig herd) satisfied by the repayment of NZ$50,000 in cash (as repayment of a loan from the Company to Pancell New Zealand Limited,$45,955 in Parent Company Statement of Cash Flows for purchase of self-generating and regenerating assets.)

At 30 June, 2004 amounts of $18,353 (current receivable) and $46,134 (non-current receivable)had been loaned to Pancell New Zealand Ltd from the economic entity. A provision for diminution of $46,134 had been raised against the non-current receivable balance. With the effective repayment of this loan the provision for diminution of $46,134 has been credited in the period ending 30 June, 2005.

At 30 June 2005 an amount of $56,892 was owing to directors of Living Cell Technologies Ltd (David Collinson $47,747 and Robert Elliott $9,145) being monies previously advanced by the directors to Pancell New Zealand Limited.

Wholly-owned group transactions

Loans

All loan balances between the companies in the group have been fully provided for and eliminated on consolidation.

Service Fee

LCT BioPharma Inc. and Diatranz New Zealand Ltd (formerly Diatranz New Zealand Ltd) charge LCT Products Pty Ltd a service fee based on direct costs incurred and an appropriate mark up. The financial affect of the service fee has been eliminated on consolidation.

Other related party transactions

Services

Mr CR Fennell, formerly Company Secretary, is a partner of Fennell Allen & Co. Chartered Accountants which provided accounting, corporate, secretarial, taxation services and office accommodation to the economic entity.

Mr Fennell has a beneficial interest in 71,527 shares and 247,690 Class A options acquired in part consideration of services provided.1,232,500 Class B options were acquired by Mr Fennell from Class B option holders.Services rendered by Fennell Allen & Co. to the economic entity for the period 17 March, 2003 to 30 June,2004 totalled $177,861 (excluding GST).

27. SEGMENT INFORMATION

Segment products and locations

The economic entity operates one business segment of research and development and product development into living cell technologies. Geographically, the majority of the research and development was performed in New Zealand and the balance was performed in the USA. The corporate office is located in Australia.

Geographic Segment	New Zealand		USA		Australia		Eliminations		Consolidated	
	2005 $	**2004 $**	**2005 $**	**2004 $**	**2005 $**	**2004 $**	**2005 $**	**2004 $**	**2005 $**	**2004 $**
Segment revenue	**2,677,409**	798,799	**1,647,319**	270,142	**207,457**	100,619	**(4,306,330)**	(1,068,088)	**225,855**	101,472
Segment assets	**1,020,243**	801,912	**322,958**	147,032	**2,608,903**	12,659,084	-	(12,298,580)	**3,952,104**	1,309,448
Other segment information:										
Acquisition of property, plant and equipment, intangible assets and other non-current assets	-	732,322	-	-	**354,922**	8,165,336	-	(8,161,681)	**354,922**	735,977

Accounting policies

1) Segment revenues, expenses, assets and liabilities are those directly attributable to the segments.

2) Segment revenues,expenses and results include charges between segments. The prices charged on intersegment transactions have been made at arms length transaction rates. These transactions are eliminated on consolidation.

28. FINANCIAL INSTRUMENTS

28 (a) Interest rate risk

The consolidated entity's exposure to interest rate risks and the effective interest rates of financial assets and financial liabilities, both recognised and unrecognised at the balance date, are as follows:

Financial Instruments	Floating interest rate		FIXED INTEREST RATE MATURING IN: 1 year or less		Over 1 to 5 years		More than 5 years	
	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $	2005 $	2004 $
(i) Financial assets								
Cash	**2,648,491**	485,730	-	-	-	-	-	-
Trade and other receivables	-	-	-	-	-	-	-	-
Receivables - director related entities	-	-	-	-	-	-	-	-
Total financial assets	**2,648,491**	485,730	-	-	-	-	-	-
(ii) Financial liabilities								
Trade creditors	-	-	-	-	-	-	-	-
Other creditors	-	-	-	-	-	-	-	-
Convertible notes -non-interest bearing	-	-	-	-	-	-	-	-
Finance lease liability	-	-	**23,904**	2,744	**2,786**	6,107	-	-
Convertible notes	-	-	-	830,129	-	216,136	-	-
Total financial assets	-	-	**23,904**	832,873	**2,786**	222,243	-	-

Financial Instruments	Non-interest bearing		Total carrying amount as per statement of financial position		Weighted average effective interest rate	
	2005 $	2004 $	2005 $	2004 $	2005 %	2004 %
(i) Financial assets						
Cash	-	-	**2,648,491**	485,730	4.96	4.20
Trade and other receivables	**42,864**	94,209	**42,864**	94,209	-	-
Receivables - director related entities	-	64,487	-	64,487	-	-
Total financial assets	**42,864**	158,696	**2,691,355**	644,426		
(ii) Financial liabilities						
Trade creditors	**634,112**	644,318	**634,112**	644,318	-	-
Other creditors	**106,248**	238,865	**106,248**	238,865	-	-
Convertible notes -non-interest bearing	-	670,978	-	670,978	-	-
Finance lease liability	-	-	**26,690**	8,851	**15.5**	15.5
Convertible notes	-	-	-	1,046,265	-	6.1
Total financial liabilities	**740,360**	1,544,161	**767,050**	2,609,277		

29. IMPACT OF ADOPTING AASB EQUIVALENTS TO IASB STANDARDS

Living Cell Technologies Ltd is preparing and managing the transition to Australian Equivalents to International Financial Reporting Standards (AIFRS) effective for the company's financial year commencing from 1 July 2004. The adoption of AIFRS will be reflected in the economic entity's and the parent entity's financial statements for the year ending 30 June 2006. On first time adoption of AIFRS, comparatives for the year ending 30 June 2005 are required to be restated. The majority of AIFRS transitional adjustments will be made retrospectively against retained earnings as at 1 July 2004.

The economic entity's management, with the assistance of external consultants, has assessed the significance of the expected changes and is preparing for their implementation. The impact of the alternative treatments and elections under AASB 1: First Time Adoption of Australian Equivalents to International Financial Reporting Standards has been considered where applicable.

The directors are of the opinion that the key material differences in the economic entity's accounting policies on conversion to AIFRS and the financial effect of these differences, where known, are as follows. Users of the financial statements should note, however, that the amounts disclosed could change if there are amendments by standard-setters to the current AIFRS or interpretation of the AIFRS requirements changes from the continuing work of the economic entity's AIFRS review process.

Classification of Financial Instruments

Under AASB 139 Financial Instruments: Recognition and Measurement, financial assets are required to be classified into four categories, which determines the accounting treatment of the item.

The categories and various treatments are:

- held to maturity, measured at amortised cost;
- held for trading, measured at fair value with unrealised gains or losses charged to the profit and loss;
- loans and receivables, measured at amortised cost; and
- available for sale instruments, measured at fair value with unrealised gains or losses taken to equity

The economic entity's financial assets comprise available for sale financial instruments. Under AASB 139: Financial Instruments:

Recognition and Measurement, the measurement of available for sale instruments at fair value differs to current accounting policy which measures non-current investments at cost with an annual review by directors to ensure carrying amounts are not in excess of the recoverable amount of the instrument.

On the basis that directors have written down the carrying value of non-current investments in subsidiary entities to nil (which equate to fair value) there is expected to be no impact in the conversion to AIFRS.

Share based payments

Under AASB 2 Share based Payments, the company will be required to determine the fair value of options issued to directors, specified executives and employees as remuneration and recognise an expense in the Statement of Financial Performance. This standard is not limited to options and also extends to other forms of equity based remuneration.

During the year the company issued 1,425,000 options to the directors and specified executives valued at $329,344.

	ECONOMIC ENTITY	PARENT COMPANY
Reconciliation of Loss		
Net loss for year reported under Australian Accounting Standards	(6,097,309)	(7,957,748)
Transitional adjustment		
Increase in employee benefits	(329,344)	(329,344)
Net loss under AIFRS	(6,426,653)	(8,287,092)
Reconciliation of Equity		
Total equity under Australian Accounting Standards	3,135,554	1,799,055
Reduction in equity from transition to AIFRS	(329,344)	(329,344)
Equity under AIFRS	2,806,210	1,469,711

30. SELF-GENERATING AND REGENERATING ASSETS

	Notes	ECONOMIC ENTITY 2005 $	ECONOMIC ENTITY 2004 $	PARENT COMPANY 2005 $	PARENT COMPANY 2004 $
Animals					
Pig Herd - at cost		344,498	-	344,498	-
Total value of animals		344,498	-	344,498	-

(a) Nature of asset

The company purchased a herd of Auckland Island pigs which are critical to plans to produce pig cells for xeno-transplantation because they are free of infectious diseases common with other pig strains and they meet FDA requirements for donors of pig cells for human xeno-transplantation.

(b) Significant assumptions

The Auckland Island pig herd has been valued at cost and not depreciated, as fair value cannot be reliably measured, given the highly specialised and unique characteristics of the pig herd.

The Directors valuation at cost is consistent with an independent accountant's opinion on the purchase transaction.

31. COMPANY DETAILS AND ULTIMATE PARENT ENTITY

Living Cell Technologies Ltd is the ultimate parent entity.

The registered office of the company is:

Living Cell Technologies Limited
Level 5, NAB House
255 George Street
Sydney, NSW, 2001

Directors' Declaration

In accordance with a resolution of the directors of Living Cell Technologies Ltd, I state that:

(1) In the opinion of the directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2005 and of their performance for the period beginning 1 July 2004 and ended on that date; and

(ii) complying with Accounting Standards and the *Corporations Regulations 2001*; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

(2) The Chief Executive Officer and Chief Financial Officer have each declared that:

(a) the financial records of the company for the financial year have been properly maintained in accordance with section 286 of the *Corporations Act 2001*;

(b) the financial statements and notes for the financial year comply with the Accounting Standards; and

(c) the financial statements and notes for the financial year give a true and fair view.

(3) In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Group identified in note 10 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of support provided by the parent company.

On behalf of the Board

Michael Yates
Chairman

Sydney: 13 September 2005

PKF

Chartered Accountants
& Business Advisers

NSW Partnership
ABN 83 236 985 726

Level 10, 1 Margarets Street
Sydney NSW 2000

DX 10173 Sydney Stock Exchange NSW

Tel: 61 2 9251 4100
Fax: 61 2 9240 9821

www.pkf.com.au

A Member Firm of PKF International

INDEPENDENT AUDIT REPORT

To the members of Living Cell Technologies Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Living Cell Technologies Ltd (the company) and the consolidated entity, for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the Corporations Act 2001.

This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

• examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

• assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls. We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. [In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.]

Audit Opinion

In our opinion, the financial report of Living Cell Technologies Ltd is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Living Cell Technologies Ltd and the consolidated entity at 30 June 2005 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

PKF

PKF
Chartered Accountants & Business Advisers
NSW Partnership

Arthur Milner
Partner

Sydney: 13 September 2005

ASX Additional Information

Additional information required by the Australian Stock Exchange Ltd and not shown elsewhere in this report is as follows. The information is current as at 31 August, 2005.

(a) Distribution of equity securities

The number of shareholders at 31 August 2005 by size of holding, in each class of share are:

	ORDINARY SHARES Number of holders	Number of shares
1 - 1,000	41	26,950
1,001 - 5,000	235	689,061
5,001 - 10,000	213	1,862,182
10,001 - 100,000	592	22,111,751
100,001 and over	144	78,028,373
	1,225	102,718,317
The number of shareholders holding less than a marketable parcel of shares are:	142	200,066

(b) Twenty largest shareholders

The names of the twenty largest holders of quoted shares at 31 August, 2005 were:

		LISTED ORDINARY SHARES Number of shares	Percentage of ordinary shares
1	MR GRAEME COLLINSON & MR DAVID COLLINSON	9,627,656	9.4
2	K ONE W ONE LIMITED	7,351,435	7.2
3	WESTPAC CUSTODIAN NOMINEES LIMITED	4,980,455	4.9
4	FOUNDATION SERVICES LTD	4,977,626	4.9
5	HUGH GREEN INVESTMENTS LIMITED	3,769,850	3.7
6	ANZ NOMINEES LTD	2,800,636	2.7
7	TAYCOL NOMINEES PTY LTD	2,094,434	2.0
8	MR MICHAEL BUSHELL	2,000,000	2.0
9	MR ROBERT BARTLETT ELLIOTT	1,555,538	1.5
10	MR KEITH A STEWART & MRS JUDITH A STEWART	1,521,371	1.5
11	I E PROPERTIES PTY LTD	1,475,455	1.4
12	MR MICHAEL HELYER	1,400,157	1.4
13	THE AVERY FOUNDATION	1,229,808	1.2
14	MR MICHAEL ARTHUR YATES & MRS INGRID MELANIE YATES	1,033,301	1.0
15	SOPHIA DAWES	1,000,000	1.0
16	M COOPER NOMINEES PTY LTD	1,000,000	1.0
17	NUTSVILLE PTY LTD	1,000,000	1.0
18	SYMINGTON PTY LTD	730,000	0.7
19	MR GEOFFREY PETER PICOT & MR DENIS PETER LANE	625,864	0.6
20	GREENSLADE HOLDINGS PTY LTD	625,000	0.6
		50,798,586	49.7

(c) Substantial shareholders

The names of substantial shareholders who have notified the Company in accordance with section 671B of the *Corporations Act 2001* are:

	Number of Shares
MR GRAHAM COLLINSON MR DAVID COLLINSON	9,627,656
K ONE W ONE LIMITED	7,351,435

(d) Voting rights

All ordinary shares carry one vote per share without restriction.

Corporate Information

ABN 14 104 028 042

Directors

Michael Yates (Executive Chairman)

Simon O'Loughlin
(Non-Executive Director)

Robert Elliott (Medical Director)

David Collinson (Executive Director and Chief Executive Officer)

Roger Coats (Non Executive Director)

Alfred Vasconcellos
(Executive Director, President & CEO LCT BioPharma Inc)

Company Secretary

Nick Geddes

Registered Office

Australian Company Secretaries Pty Ltd
Level 5, NAB House
255 George Street
Sydney NSW 2001

Principal Place of Business

Suite 2.11 Pacific Tower
737 Burwood Road
Hawthorn VIC 3122

Solicitors

Johnson, Winter & Slattery
211 Victoria Square
Adelaide SA 5001

Bankers

ANZ Bank Ltd
13 Grenfell Street
Adelaide SA 5000

Share Register

Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street
Adelaide SA 5000

Auditors

PKF
Level 10, 1 Margaret Street
Sydney NSW 2002

Internet Address

www.lctglobal.com

END